UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Amendment No. 1

US NUCLEAR CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3829	45-4535739
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

7051 Eton Avenue Canoga Park, CA 91303 (818) 883 7043	Robert I. Goldstein 7051 Eton Avenue Canoga Park, CA 91303 (818) 883 7043
(Address and telephone number of principal executive offices)	Name, address and telephone of agent for service

With copies to:

Paesano Akkashian Apkarian, PC

7457 Franklin Road

Bloomfield Hills, MI 48301

Tel:  (248) 792 6886

Fax:  (248) 792 6885

Approximate date of commencement of proposed sale to public:

As soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions “large accelerated filer”, “accelerated file,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filed	☐
Non-accelerated filed	☐	Smaller reporting company	☒

THE REGISTRANT HEREBY RESERVES THE RIGHT TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THIS REGISTRATION STATEMENT AND THE PROSPECTUS THEREIN COVER THE REGISTRATION OF 28,602,600 SHARES OF COMMON STOCK.

EXPLANATORY NOTE

This registration statement and the prospectus therein covers the registration of 28,602,600 shares of common stock (the “Shares”) in US Nuclear Corp., a Delaware corporation (the “Company,” “US Nuclear,” or “us”). Of those Shares, 17,602,600 are shares owned by Selling Shareholders (the “Selling Shareholder Shares”) and the remaining 11,000,000 shares are subject of a Common Stock Purchase Warrant between the Company and Mast Hill Fund, L.P., a Delaware limited partnership (“Mast Hill”).

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and these securities may not be sold until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated July ___, 2022

US NUCLEAR CORP.

28,602,600 Shares

Common Stock

This prospectus relates to the offer and sale of 28,602,600 Shares of common stock of US Nuclear Corp. (the “Company”), $0.0001 par value per share (the “Shares”). The Selling Shareholders, identified herein, shall be entitled to sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale. The Selling Shareholders are deemed to be statutory underwriters.

The maximum number of Shares that can be sold pursuant to the terms of this offering by all the Selling Shareholders is 17,602,600 Shares (the “Selling Shareholder Shares”). Funds received from the sale of the Selling Shareholder Shares will be immediately available to such Selling Shareholder. The Company will not receive any proceeds from the sale of Selling Shareholder Shares.

The remaining 11,000,000 Shares (the “Mast Hill Shares”) being registered herein are in relation to a Stock Purchase Agreement, Note, and Warrant (the “Mast Hill Transaction”) between the Company and Mast Hill, which requires the Company to register shares issued pursuant to the Mast Hill Transaction within sixty (60) days of the closing of the Mast Hill Transaction. The Mast Hill Transaction closed on May 5, 2022. The Company will not receive any proceeds from the Mast Hill Shares, as consideration was already paid to the Company pursuant to the Terms of the Mast Hill Transaction.

The offering will terminate twelve (12) months from the date that the registration statement relating to the Shares is declared effective, unless earlier fully subscribed or terminated by the Company. The Company intends to maintain the current status and accuracy of this prospectus and to allow Selling Shareholders to offer and sell the Shares for a period of up to one (1) year, unless earlier completely sold, pursuant to Rule 415 of the General Rules and Regulations of the Securities and Exchange Commission. All costs incurred in the registration of the Shares are being borne by the Company.

The Company’s common stock trades on the OTCQB Marketplace under the trading symbol UCLE. Upon this Registration Statement being deemed effective, the Selling Shareholders may be able to sell the Selling Shareholder Shares at then-current market rates. The Mast Hill Shares may be issued to Mast Hill pursuant to the Note and Warrant between the Company and Mast Hill.

Neither the Company nor any Selling Shareholders has any current arrangements nor entered into any agreements with any underwriters, broker-dealers or selling agents for the sale of the Shares. If the Company or any Selling Shareholder can locate and enter into any such arrangement(s), the Shares of such Selling Shareholder(s) will be sold through such licensed underwriter(s), broker-dealer(s) and/or selling agent(s).

Investing in our Common Stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July ___, 2022.

You may only rely on the information contained in this prospectus or that we have referred you to.  We have not authorized anyone to provide you with different information.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful.  Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus and does not contain all of the information you should consider in making your investment decision.  Before investing in the securities offered hereby, you should read the entire Prospectus, including our consolidated financial statements and related notes included in this Prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  In this Prospectus, the terms “US Nuclear,” “the Company,” “we,” “us,” and “our” refer to US Nuclear Corp., a Delaware corporation.

US NUCLEAR CORP.

Corporate History

US Nuclear Corp formerly, APEX 3 Inc., was incorporated in the State of Delaware on February 14, 2012, and has since amended its name to US Nuclear Corp., (“US Nuclear,” the “Company,” or “us”) on May 4, 2012 with the State of Delaware. US Nuclear Corp was formed as a vehicle to pursue a business combination with an operating company that would have perceived benefits of becoming a publicly traded corporation.  Optron Scientific was incorporated in the State of California in 1971 and became the operating company of US Nuclear Corp with two divisions, Overhoff Technology Corporation and Optron Scientific Inc., doing business as (“DBA”) Technical Associates, both of which are a designer, manufacturer and marketer of high technology detection and monitor systems that are used to detect and identify radioactive material, leaks, waste, contamination, biohazards, nuclear material, as well as products used in airports, cargo, screening airport security and border patrol, government buildings, hospitals, and other critical infrastructure, as well as by the military and emergency responder services The company uses a wide range of technologies including x-ray, trace detection, millimeter-wave, infra-red, tritium detection, and diagnostics in its product applications.

On October 15, 2013, US Nuclear Acquisition Corp, a California corporation and a wholly-owned subsidiary of US Nuclear Corp “Merger Sub” entered into a share exchange agreement with Optron Scientific Company Inc., and Robert I. Goldstein, the sole shareholder of Optron Scientific Company Inc., a California company. As of this date, the Merger Sub and Optron Scientific Company Inc. entered into a share exchange agreement (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, Merger Sub Corp agreed to issue an aggregate of 9,150,000 shares of its common stock in exchange for all of the issued and outstanding securities of Optron Scientific Company Inc. (the “Share Exchange”).  The Share Exchange closed on October 15, 2013. Upon the closing of the Share Exchange, Merger Sub issued an aggregate of 9,150,000 shares of its parent common stock to Robert I. Goldstein for all of the issued and outstanding securities of Optron Scientific Company Inc.  Pursuant to an amended and restated share cancellation agreement dated October 15, 2013 (the “Cancellation Agreement”), a stockholder of US Nuclear Corp canceled an aggregate of 9,150,000 shares held by them prior to the closing of the Share Exchange, such that there were 1,550,000 shares of common stock outstanding immediately prior to the Share Exchange. Immediately after the closing of the Share Exchange, we had 10,700,000 shares of common stock, no shares of preferred stock, no options, and no warrants outstanding.

On January 15, 2016 the Company acquired ECC, Electronic Control Concepts Company (with annual sales of 240,000) in Saugerties, New York with a combination of UCLE stock, a seller note and a five year earnout agreement. Later that year, the business equipment records and inventory were moved into the Overhoff facility in Milford, Ohio. Integration was seamless as the two companies had very similar product lines and operations.

In 2018, US Nuclear raised approximately one million dollars through a small number of investors, cash in exchange for equity with no warrants issued. Proceeds from that capital raise were used to buy a 10% interest in MIFTEC Laboratories in Tustin, California. MIFTEC is a developer working to build z-pinch fusion powered engine to produce medical isotopes, which were then and still are currently in serious shortage. In addition to the MIFTEC stock, US Nuclear also secured exclusive manufacturing rights for their invention, as well as exclusive sales rights in Asia and North America.

In 2019, US Nuclear raised approximately one million dollars through a small number of investors through the private exempt sales of US Nuclear’s common stock. Proceeds from that capital raise were used to buy an interest in MIFTI(Magneto Inertial Fusion Technologies), a developer working to build small nuclear fusion based electric power-plants for nuclear powered ships, small towns, and large power-plants to feed the national power grid. In addition to the MIFTI stock, US Nuclear also secured non-exclusive manufacturing rights for this invention, as well as non-exclusive sales rights.

In February of 2020, US Nuclear raised five hundred thousand dollars via a convertible debenture for US Nuclear shares and warrants. A portion of the capital raised was used to buy a 40% interest in Grapheton Inc., a neuro-science startup out of San Diego State University with a number of patents and solid long-term product potential from brain stimulation, spinal column repair, smart protheses, military exoskeletons, and fast super-capacitor based EV charging stations.

In 2021, US Nuclear created a wholly owned subsidiary named Cali From Above Inc. which is dedicated to the emerging drone industry. It is a multi-source drone dealership that specializes in fully instrumented forensic drones with radiation, chemical, and biological sensors, as well as, provides services including: training police, fire drone pilots, and rent-a-pilot services. The 2035 drone market is estimated by Statista to reach $86.8B.

On May 5, 2022, US Nuclear closed on a securities purchase agreement with Mast Hill Fund L.P. to raise $611,000 in net working capital through a $0.20 per share fixed price promissory note for common stock, as well as warrants with a $0.75 strike price. US Nuclear will utilize these funds to improve procurement efficiency, supply chain constraints, and upgrade best-selling products, as well as producing important innovative products to the market, and expanding sales & marketing for high growth markets such as nuclear power, drones, sensors, safe air and drinking water monitoring.

Business Overview

We provide a full line of radiation detection equipment and services to clients industries that range from nuclear reactor plants, universities, local and state hospitals, government agencies, the military, and emergency medical technicians or EMT/first responders. The Company’s nuclear radiation safety detection equipment company has its roots from the famous Manhattan Project of the 1940s. In 1971, Allen Goldstein, the father to our current President and CEO, Robert Goldstein, acquired the assets of Technical Associates and incorporated the company. The Company designed and built the first industrial grade radiation monitors and continues to innovate its legacy with new product engineering for radiation measurement and safety instruments. The Company designs and manufactures nuclear radiation detection and safety equipment, survey meters, air and water monitors, port security equipment and tritium air monitors. The Company’s customers are diverse groups such as Homeland Security, Lawrence Livermore Labs, Los Alamos National Labs, Department of Defense, FBI, CIA, US Navy, Chevron Corporation, Bechtel Corporation, Biotechnology Laboratories, Hospitals, Universities, and Civil Emergency Management departments such as Fire, Paramedics and Law Enforcement. The Company is headquartered in Canoga Park, California and the Company can be accessed through its websites on the Internet at US Nuclearuclearcorp.com, tech-associates.com, overhoff.com, eccxray.com and califromabove.com.

The Company’s four divisions consisting of Overhoff Technology Corporation, Optron Scientific Inc., doing business as (“DBA”) Technical Associates, Electronic Control Concepts Inc and Cali From Above Inc. offer over 200 products that service and address the nuclear power industry, domestically and internationally. Technical Associates specializes in the design and manufacture of radiation detection equipment monitors and handheld devices, Overhoff Technology Corporation specializes in the design and manufacture of tritium air monitors and water monitors, Electronic Control Concepts specializes in test equipment for medical and dental x-ray machines, and Cali From Above specializes is a multisource drone dealership that specializes in instrumenting drones with radiation, chemical and biological sensors as well training drone pilots and rent-a-pilot services.

Technology and Products

The Company designs and develops these technologies in-house under its CEO, Robert I. Goldstein and staff engineers, as well as offers products from other manufacturers. Mr. Goldstein’s extensive experience of over forty years in the field of nuclear radiation detection has allowed the Company to achieve significant recognition that has been approved by US Federal standards set by the Environmental Protection Agency (EPA), Food and Drug Administration (FDA) and the Nuclear Regulatory Commission (NRC). The Company has complete ownership of all of its technology and there are no licenses held by any outside party. No persons, company, vendor, distributor, or contractor holds any title or claim to any of the Company’s work or technology. The Company believes that its technology and business is defensible since the barriers of entry are high and technically complex. The Company has sought out niche markets in its business by becoming a leading category player in devices such as Tritium equipment, air and drinking water monitors and instrumented drones.

The Company’s products consist of radiation water monitors, tritium monitors, air and water monitors, nano-second x-ray monitors, and vehicle, personnel, exit and room monitors. The Company also offers handheld survey meters/dosimeters, and port security equipment, along with supporting software and services.

Tritium

US Nuclear Corp is one of very few companies that currently operate within the tritium space. The Company’s Overhoff Technology Corp unit is a leading manufacturer of tritium detection and monitors. The demand for tritium detection and monitors are steadily increasing as countries develop nuclear solutions to their energy needs.  All nuclear powerplants produce the difficult to detect tritium isotope as a byproduct. In addition to currently used fission powered CANDU reactors (Canada Deuterium Uranium), HWR (Heavy Water Reactors), BWR (Boiling Water Reactors), and the widely used PWR (Pressurized Water Reactors), the next generations of nuclear reactors will all also require tritium monitors. They include: SMR Small Modular Reactors, PBR Pebble Bed Reactors, and a host proposed fusion powered reactors. Also intriguing are Molten Salt Reactors, (MSR) and Liquid-Fluoride Thorium Reactors (LFTR) utilize fuels other than traditional uranium and plutonium sources. Thorium, which is more significantly abundant than uranium, cannot be used to create nuclear weapons, is favored by many governments, and as a source of conventional energy it has been proven to be highly effective. By way of energy production, MSR and LFTRs produce high amounts of tritium which need to be constantly monitored for detection. Additionally, the waste products of LFTR reactors are less hazardous than the current light-water uranium-plutonium reactors, and thus, LFTR reactors provide higher level of safety and security against terrorist threats.

Overhoff expects that a significant portion of its future sales and business strategy is tied to the growth in fission and fusion based nuclear powerplants due to their continuous all-weather operation and zero carbon footprint. Tritium is produced naturally in the upper atmosphere when cosmic rays strike nitrogen molecules in the air. More commonly, tritium is produced during nuclear weapons explosions, and as a byproduct in reactors producing electricity.  Generally, tritium has several important uses; its most significant contribution is its use as a component in the triggering mechanism in thermonuclear weapons. Very large quantities of required for the maintenance of nuclear weapons capabilities. Tritium is also produced commercially in nuclear reactors, as well as used in various self-luminescent devices, such as exit signs in buildings, aircraft dials, gauges, luminous paints, and wristwatches. In the mid-1950s and early 1960s, tritium was widely dispersed during above-ground testing of nuclear weapons. Today, sources of tritium come from commercial nuclear reactors, research reactors, and government weapons production plants. Tritium may also be released as steam from these facilities or may leak into the underlying soil and ground water. Additionally, self-luminescent devices illegally disposed in municipal landfills come into contact with water which pass through water ways, carrying dangerous levels of tritium. Tritium holds a very dangerous health risk and high levels of exposure to tritium increases risk of developing cancer. To combat tritium leaks and to maintain acceptable levels, the Company has developed a line of advanced tritium monitors to gauge tritium in water, soil and in the air.

Alpha, Beta, Gamma and Tritium Monitors

US Nuclear’s radiation water monitors allow detection of radioactive materials in drinking water, ground water, rainfall, rivers, and lakes. In order to detect radioactive materials, the emitted radiation must travel from the radiation emitter to the detector. Alpha, Beta, Gamma, and Neutron radiation moves well through air, but poorly through water. The complexity of detecting radiation in water and developing an efficient monitor has given the Company’s monitors a reasonable edge against competitors, and for this reason, has limited competition in the water monitor business. The Company has invested more than ten years developing highly sensitive detectors for this market, giving it a clear advantage over competitors. The Company’s radiation water monitors are used to check for radioactive materials being released as liquid effluent in drain pipes by universities, hospitals, pharmaceutical companies, oil and gas extraction facilities, industrial chemical plants, and nuclear reactor plants.

COMPENSATION
ON
TRITIUM µCi/m³
ALARMS
FLOW
LEVEL
LOW BAT.
200 500 1000
OFF
OFF
MEASURE
SAMPLE
OFFSET
CAL
OVERHOFF TECHNOLOGY CORPORATION
400AC
CALIBRATION
OTC 02-09-10
FEB. 9, 2011
CE
USE ONLY NiMH BATTERIES

For the past 30 years, Overhoff Technology has been devoted exclusively to the design, manufacturing and servicing of Tritium monitors. Overoff Technology has leading control over market share in the Tritium monitor space as the top maker of Tritium monitors. Tritium monitors are a highly delicate process and are particularly dependent on the selection of the finest materials for low leakage insulators and membranes for separation of noble gas from Tritium. The Company’s Overhoff DC amplifiers called “electrometers” are stable with the ability to register small currents down to the femto-ampere level, 10-13 to 10-15ampre range. The Overhoff electrometer also has the unique ability to reject false counts from Radon gas. Because Tritium is a radioactive material, the Nuclear Regulatory Commission (“NRC”) regulations and state health agencies require Tritium to be measured at every nuclear power plant, all national laboratories, in the nuclear powered Navies of the United States, France and the United Kingdom, at weapons facilities, at pharmaceutical and pesticide research facilities, and at Fusion Power research sites.

Air and Water Monitors

The Company’s Overhoff Air Monitors come in both hand-held portables and mid-to large-sized air and stack monitors. These are classified as Dual Ion Chamber style detectors or Dual Proportional Detectors. The sample flows into one chamber where ionization current is measured, and at the same time a sealed background detector of the same volume measures the ionization current due to any external gamma emitters plus the addition of background from radioactive minerals in the soil with cosmic rays. The current from the background chamber is subtracted from the current in the main sample chamber to give the net tritium level without distortion from radon or gamma in the background. In nuclear power plants, radioactive noble gases are also in the air stream in small or large quantities. Overhoff combats this problem using Dow Chemical tubing which physically separates the noble gases from the tritium oxide prior to measurement. The Company is currently expecting a large number of its users and larger numbers of its competitor’s customers will need to replace or supplement their current air and stack monitors to combat the two biggest pollution nuclides now coming out of nuclear power plants, tritium and C-14. As of today, only US Nuclear Corp offers this full line of high sensitivity radiation, chemical, biological and toxin monitors.

<Actions> TA FM-9 ABNI Iodine Monitor <About>
Configured for: I-125
Concentration: 1746.75 uCi/L
Total Activity: 6.52e+08 pCi
Count Rate: 662 cts/sec
ERROR: Battery backup board was not detected.
Total Alarm
Loss of Signal
Datalog: Off
Conc. Alarm
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Change Filter
LILLIPUT
ON
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TA model FM-9W DISPLAY / ANALYZER
TECHNICAL ASSOCIATES
COMMUNICATION PORTS

Nano-Second X-Ray Monitors

The Company has recently introduced a handheld TBM-IC-PLUSE-X survey meter for the US Navy. These new meters protect sailors and the general public from the new Nano-Second X-Ray machines now being deployed to check for welding and corrosion flaws in military hardware from fighter jets to battle ships.

Air and Stack Monitors

The Company offers several air and stack monitors such as vehicle monitors, personnel monitors and exit monitors, small portables such as survey meters, laboratory analysis systems, room monitors, package and luggage monitors, port security equipment, and water monitors. Many of its air and stack monitor unit prices have increased in price within the past 4 years due to the trend in market forces seeking integration and additional features. The demand for stack monitors increases steadily in normal times due to rising population and to the worldwide growth in per-capita demand for electric power. and increases dramatically due to stressful circumstances such as Fukushima Dai-ichi, Japan disaster ten years ago and now due to new multi-country zero carbon goals. These have increased pressure for nuclear power plants to buy more and to replace aging equipment. According to the Nuclear Regulatory Commission, the average age of a stack monitor at a source site is 30 years. This replacement process is expected to have a beneficial impact on suppliers of full service stack monitors. The majority of damaging radioactivity now being released is tritium and carbon-14. Through its Overhoff Technology division, it holds a strong position in this market due to its monitor’s tritium and carbon-14 capability, offering a more advanced solution than that of its competition.

Vehicle Monitors, Personnel Monitors, Exit Monitors and Room Monitors

The Company’s suite of radiation monitors can be used in various scenarios where humans may come into contact with radiation contamination. The Company’s Vehicle Monitors, Personnel Monitors, Exit Monitors and Room Monitors are effective tools in detection of radiation in hospitals where radioactivity is used in many departments such as nuclear medicine, oncology, blood labs, and imaging. Since radiation is also used in diagnosing and treating cancer, and since some cancers can develop in any organ, each department in a hospital becomes involved, from ophthalmology to thoracic medicine. Additionally, the Company’s monitors are used to check hospital laundry to detect any radiation on clothes as well as in trash bins before they are picked up by the applicable waste management team. Lastly, the Company’s monitors can be placed in the entrance of hospitals in case there is an incident at a nearby nuclear power plant. These monitors are the first line of defense against further contamination, by providing early warning detection; doctors can provide treatment without placing other patients and staff in direct contact with patients who are contaminated with radiation.

Radon Air Monitors and Radon Switch Products

The Company produces a full line of radon air monitors and switches that are used to determine the radon content in the air in basements, mills, mines, buildings, or anywhere that radon concentration is a concern. The radon switch products activate and controls radon mitigation fans. These switches have a built-in computer storage with data storage. The Company also makes a radon tritium monitor that is a portable instrument used for detection and measurement of airborne Vadose Zone, between the top of the ground surface to the water table.

Handheld Survey Meters

The Company’s survey meters are light-weight, hand-held radiation detectors. They function as general purpose radiation survey meters, but also serve as special purpose survey meters. For example, the Company’s radon monitors are used in mines where workers are at risk for breathing radon gas along with air. The Company’s surface monitors are used in hospitals, research labs, even in high school chemistry and physics labs to check for radioactive contamination on lab benches. Friskers are used to check if worker’s hands or shoe bottoms have picked up any radiation contamination and the Company’s Gamma survey meter check packages at post offices or airports for radiation, along with scrap metals at collection points and again before it is accepted for processing.

109.99
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COUNT
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LOW
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model TBM-IC MARK V
TECHNICAL ASSOCIATES

Port Security Equipment

Due to increased terror threats from IED (Improvised Explosive Devices), dirty bombs and potential radioactive materials at shipping ports, we began utilizing passive detectors to review radiation emanating from inside containers. While other port security scanners generally use radioactive materials or x-ray generating machines to check everything from shipping containers, Federal Express, USPS (United States Postal Service) packages, and luggage for contraband, our scanner solutions do not use radiation, allowing for safe usage by investigators. We were approached by the FDA we designed our P-8Neon Quick-Scan X-ray detector to provide complete scanning without releasing any harmful radiation in the process. Our RAD-CANSCAN machines can measure which shipping containers hold radioactive materials by mapping inside the container so that TSA personnel will know the results without having to open each container. Additionally, our TBM-6SPE is a multi-detector system that lets an investigator check specifically for each of the four main emissions of radiation, Alpha, Beta, Gamma and Neutrons.

Software

The Company’s Overhoff Overview software program provides centralized radiation and environmental monitoring for entire facilities within one building or several square miles allowing monitoring of a nuclear power plant or subway station. Overview accepts data from networked radiation detectors, environmental monitors and webcams, and allows the user to view and generate reports on the data, as well as track maintenance due on instruments. Additionally, Overview lets the user see real-time monitoring for differential pressure on containment boxes or rooms. Our software measures gamma and neutron radiation levels, airborne radioactivity levels, temperature and humidity in the facility, status of security doors, wind speed and direction, and barometric pressure.

Research and Development

US Nuclear is ahead of, and maintains its lead over competitors in certain measuring equipment product lines specifically: CBRNE1 air and water quality monitors, Tritium monitors, and instrumented, multifunctional drones and wide variety of drone related services. For the most part the costs of research and development are recouped by charging high markups over cogs cost, which US NUCLEAR can do, since in many cases US NUCLEAR is the only trusted supplier of these high end products. Although US NUCLEAR designs and manufactures its own radiation detection systems, it also purchases and then integrates the chemical and biological sensors used in some of its air, water and drone mounted monitors, thus upgrading our systems with only a fraction of the research and development costs.

Customers, Distribution and Marketing

The Company sells its products to a wide variety of both domestic and international customers; China Nuclear Energy Industry Corporation, Daya Bay Nuclear Power Plant, Qinshan Nuclear Power Plant, Beijing Department of Public Health, Shanghai Atomtec Nuclear Technology Inc., China National Scientific Instruments, Taiyuan Hightech Industrial, Shaanxi Weifeng Nuclear Instrument Inc., Hong Kong Polytechnic University, Korea Hydro Nuclear Power, Korea Atomic Energy Research Institute, Dongwon International, Seoul National University, Korea Power Engineering Company, Korea Institute of Nuclear Safety, Korea Cancer Center Hospital, National Cancer Center, Korea, Poscon Corp., Uniteko Company, Atomic Energy of Canada Ltd, Vattenfall AB, Lawrence Livermore Laboratories, Los Alamos National Laboratories, US Navy, Department of Defense, FBI, CIA, Homeland Security, Bechtel Corporation, Chevron Corp, and through catalog sales to Biodex, Capintec, Cole Parmer, VWR and Direct Scientific. Additionally we use North American distributors such as Radiation Measurement Systems along with approximately 20 other overseas distributors.

[1]	CBRNE are Chemical, Biological, Radiological, Nuclear and Explosives.

International Distributors

We also use utilize approximately 20 international distributors who market and sell our products to their respective sales territories in Asia, UK, Europe, the Middle East and Latin America. Our sales terms are as follows:

●	“Cash before shipment”. Based upon a purchase order we build the equipment ordered. Before the equipment is completed and ready to ship, we send our pro-forma invoice covering the costs of goods, plus shipping costs and fees.

●	No product is actually shipped until we receive payment.

●	For orders generated directly from a government agency, or government owned company, we ship against their purchase order and funds are wired to us in 30 days. Generally when we receive requests for quotes, our terms are Irrevocable Letter of Credit, and a fee is added to cover costs involved.

Marketing

Pre-Covid-19, the Company relied both on its North American and overseas distributors and on attending and presenting at industry trade shows as our main venue for marketing. The Company’s trade show booth provides information about its products, and host scientific presentations to attendees. The Company intends to resume its trade show programs upon the return of more scheduled live events. . On average, the Company has attended 10 trade shows per year and provides presentations in its booth for 8 trade shows. The Company’s brand is also well known in the radiation detection segment, and relies to a large degree to its reputation as a high quality maker of radiation and monitoring equipment. The Company can be accessed through its websites on the internet at www.US Nuclearuclearcorp.com, www.tech-associates.com, www.overhoff.com, eccxray.com and califromabove.com Information contained on or available through our websites is not a part of, and is not incorporated by reference into, this FormS-1 registration statement.

Manufacturing

The Company designs and develops its own products under the names “US Nuclear Corp, Technical Associates and Overhoff Technology Corp”. The Company controls its own product design and all of its detector assembly and testing. Within the manufacturing process, the Company estimates that 25% of its business is sent to a contractors for primarily welding and etching circuit boards etc. US Nuclear Corp has had minimal quality issues.

The Company unit production costs have been generally stable. While specific material prices fluctuate over time the Company has been able to combat this by substituting other like components without diminishing quality.

Employees

As of March 1, 2022, US Nuclear Corp employed a total of 20 persons of which 9 were at its Optron Scientific DBA Technical Associates unit and 11 are at its Overhoff Technology Corp unit. US Nuclear Corp considers its relationship with its employees to be stable.

Facilities and Logistics

US Nuclear Corp is headquartered in Canoga Park, CA, and occupies a 6,000 square foot leased facility and 10,000 square foot leased facility in Milford, Ohio. The office is divided among the Company’s various disciplines: management, finance, customer service, sales, marketing and customer service, with 25% of the available space dedicated to inventory. Each location has a bookkeeper, production manager, assembly supervisor, production workers, and customer service staff.

The Company’s executive offices are located in Canoga Park, CA, at 7501 Eton Avenue, Canoga Park, California 91303. The following table lists its current locations. The lease payment for each facility is approximately $7,000, paid monthly. Robert I. Goldstein, our President, Chief Executive Officer and Chairman of the Board of Directors also maintains a position as President of Gold Team Inc., a Delaware company that invests in industrial real estate properties for investment purposes. He holds an 8% interest in Gold Team Inc. The Company leases its current facilities from Gold Team Inc. which owns both the Canoga Park, CA and Milford, Ohio properties.

Location	Address	Size
Canoga Park, California	7501 Eton Avenue	6,000 square feet
Canoga Park, CA 91303

Milford, Ohio	1160 U.S. Route 50	10,000 square feet
Milford, OH 45150

Involvement in Certain Legal Proceedings

None of our officer nor directors, promoters or control persons have been involved in the past ten years in any of the following:

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Patents

The Company has no current patents but has trade secrets and skilled craftsmen that have allowed Overhoff to maintain its significant lead in quality, features and brand loyalty over its competitors for many years . The High-Sensitivity, Automated Tritium Measurement Systems it has designed allows the company to manufacture and sell instruments that use advanced sample separation and enrichment technology and other techniques to measure in air and in water, substantially lower levels of Tritium than the other vendors.

Seasonality

We generally do not have a strong seasonality trend to our business; however some government agency customers have their budget year ending in September and are known to have additional funds to expend towards the end of August.

Trading Market

Currently, the company trades as US NUCLEAR Corp with symbol UCLE on the OTC-QB market.

The Offering

The maximum number of Shares that can be sold pursuant to the terms of this offering is 28,602,600. The offering will terminate twelve (12) months from the date of this prospectus unless earlier fully subscribed or terminated by the Company.

This prospectus relates to the offer and sale by certain shareholders of the Company of up to 17,602,600 shares. The Selling Shareholders, who are deemed to be statutory underwriters, will offer their shares at a price of $0.25 per share, until the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board (or a successor); after which, the Selling Shareholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale.

The Offering
Common Stock Offered	28,602,600 shares of Common Stock (the “Shares”).

Common Stock outstanding before the Offering	29,414,020 shares of Common Stock as of June 30, 2022.

Common Stock outstanding after the Offering	40,414,020 shares of Common Stock.

Terms of the Offering	The Selling Stockholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale. The 11,000,000 shares registered for the purpose of the Mast Hill Transaction may be issued to Mast Hill pursuant to the agreements between Mast Hill and the Company. None of the registered Shares will be offered directly to the public by the Company.

Termination of the Offering	This Offering will terminate 12 months after the registration statement to which this Prospectus is made a part is declared effective by the SEC.

Use of Proceeds	We will not receive any proceeds from the sale of the Shares offered by the Selling Stockholders. We may receive additional compensation from Mast Hill in relation to the Mast Hill Transaction and the Mast Hill Shares.

Risk Factors	The investment in the Shares offered hereby involves a high degree of risk and the Shares should not be purchased by investors who cannot afford the loss of their entire investment. See, “Risk Factors.”

Once the registration statement of which this Prospectus is part becomes effective with the SEC, Selling Stockholders may sell the Selling Shareholder Shares indicated above in public transactions or otherwise, on the OTC Marketplace on the OTCQB market, or in privately negotiated transactions. Those resales may be at the then-prevailing market price or at any other price that a particular Selling Stockholders may negotiate. The Selling Stockholders act independently of one another in making a determination to sell the Selling Shareholder Shares owned by them and they do not act as or form a group for purposes of their ownership or disposition of the Shares offered hereunder. There is no guarantee that a public market in the Common Stock will develop in the foreseeable future or ever.

SUMMARY FINANCIAL INFORMATION

The statement of operations data for the period from January 1, 2020 to March 31, 2022. The balance sheet data is derived from the Company’s audited financial statements and related notes thereto included elsewhere in this prospectus.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the accompanying notes included elsewhere in this Prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following financial data.

US NUCLEAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (Audited)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2022 (Unaudited)

	Three Months Ended March 31, 2022	2021	2020
Sales	$339,515	$2,137,607	$1,752,976
Cost of goods sold	112,238	760,955	1,278,469
Gross profit	227,277	1,376,652	474,507

Selling, general and administrative expenses	873,503	2,738,841	2,558,553

Income (loss) from operations	(646,226)	(1,362,189)	(2,084,046)

Other income (expense)
Other income	—	(503,494)	(1,408,197)
Interest expense	(3,417)	(11,001)	(45,860)
Total non-operating income (expense)	(3,417)	(514,495)	(1,454,057)

Income (loss) before provision for income taxes	(649,643)	(1,876,684)	(3,538,103)

Provision for income taxes	—	—	—

Net income (loss)	$(649,643)	$(1,876,684)	$(3,538,103)

Weighted average shares outstanding - basic and diluted	28,428,215	27,375,508	22,080,873

Earnings (loss) per shares - basic and diluted	$(0.02)	$(0.07)	$(0.16)

RISK FACTORS

An investment in the Shares of our Common Stock being offered for resale by the Selling Stockholders is highly speculative in nature, involves a high degree of risk, and is suitable only for persons who can afford to risk the loss of the entire amount invested. Before purchasing any of these securities, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business is intensely competitive and our revenues are unpredictable as a small company.

We compete with a formidable group of competitors in our business, many of which have greater resources and capabilities than our company. There are numerous companies that have established businesses and command larger market share such as Thermo Fisher Scientific, Canberra Industries, and Mirion Technologies, Ludlum Measurements, Smiths Detection and Lab Impex Systems Ltd. Many of these companies have products and services that compete directly with ours and many of them are supported with larger marketing budgets and sales staff that can provide stronger sales coverage and support to customers than our capabilities. Furthermore, competitors may have technological advantages and may be able to implement new technologies more rapidly than our Company. Additionally, to the extent of our bookings, we cannot accurately predict to a large degree of certainty what annual revenues and income outlook may be. Due to our relatively small size, many factors may contribute to differences in the future and therefore cannot be assured in any manner. The market for nuclear radiation safety equipment is dependent upon a number of factors beyond the Company’s control, which cannot be accurately predicted. Some of these factors include pricing, competition from new entrants, newer technologies, market regulation and government policy, as well as overall market demand. Other factors include fossil fuel energy prices that may have an effect upon nuclear energy demand. Lower oil, natural gas, and coal prices may result in less favorable decisions to pursue nuclear energy as a source of energy.

We rely heavily on our international customers for business and expect to continue to rely on international customers in the future.

Our international revenues were 29% of our total revenue as of 2021. We expect this to increase over time as we continue to field new orders inquires and engage new customers overseas. We believe that China, South Korea, Canada, and the Far East will likely be greater contributors to revenue within the next few years. While we maintain steady growth domestically, the international side of our business may be a larger component as nuclear technology and rapid development for clean energy grows abroad. There can be no assurances as to our growth projections and our risk profile as we depend upon increased foreign customers for business.

Government Regulation

Although the sales of our equipment are not generally regulated by any local or federal government agency, the nuclear power industry itself is highly regulated by the Nuclear Regulatory Commission (“NRC”). As an independent agency of the United States government, the NRC is responsible for overseeing reactor safety, security, reactor licensing, renewal, radioactive material safety, and spent fuel disposal. The effects of the NRC’s policies therefore have an effect on our business. The impact of any negative decision in the nuclear power industry will ultimately affect us. We may also be affected by foreign government policy and regulation not covered by the NRC.

Nuclear Power, Fossil Fuel and Renewal Energy

While the nuclear power industry is a key component in the context of energy supply in the world today there are other competing energy sources that carry less potential risk hazards. Competing energy sources such as fossil fuels, solar, wind and water are strong threats to nuclear power. Each one has its benefits and conversely a negative side. The current landscape of nuclear power according to the Nuclear Regulatory Commission, or NRC, states that as of 2022, there are 33 countries worldwide operating 440 nuclear reactors in operation in the world, with 55 new reactors under construction in 19 countries. Within the United States, there are about 100 nuclear power plants providing 20% of the country’s total electric energy generation. Additionally, 30 of the 50 US states generate electricity from nuclear power plants, Two states, Connecticut and New Jersey Vermont rely on nuclear power for 40 percent of their electricity, whereas South Carolina and Vermont rely on nuclear for 55% and 70% percent respectively. The United States produces more than 30% of the world’s gross nuclear-generated electricity with France at 14%, Japan 2%, Russia 8%, Germany 2.4%, South Korea 6%, Ukraine 3%, Canada 4%, Sweden 2%, Spain 2%, United Kingdom 2% China 14% India 2%.and the rest of the world at about 15%.

As of June 2022, there are 55 nuclear power reactors under construction, with growth continuing to increase steadily. Most new constructions are in the Asian region and Russia. Further, many plants are upgrading, which is creating significant additional capacity. In the US, many plants are having lifetime extensions due to engineering assessments and upgrades, which should continue to have increased capacity going forward. It is difficult to predict if these plans domestically and internationally will materialize or be postponed indefinitely if negative market forces develop.

Opponents to Nuclear Energy are formidable due to concerns over safety.

Maintaining the demand for our products and future growth in demand will depend in part upon continued acceptance of nuclear technology as a means of generating electricity. In many cases, countries have embraced nuclear technology because alternate means of energy have either been at a high cost with heavy pollution, or other means have not been practical. However, incidents involving nuclear energy production, such as overheating reactors, radiation leaks and reactor melt-downs, can cause a significant decrease in public acceptance of nuclear technology. Events at the Fukushima Daiichi nuclear complex in Japan on March 11, 2011 may have adverse long term effects in some countries decision to either continue using nuclear power or suspend its nuclear power program. While the long term impact is unclear, several countries have suspended operations at existing nuclear power plants. Specifically, on May 30, 2011, Germany announced that in addition to the permanent closure of eight reactors, an additional six reactors will be taken off-line by 2021 and that all remaining reactors to be shut-down by 2022. Switzerland has made a policy decision to phase out of their 5 reactors by 2034. Italy, while not having any operating reactors, has implemented a moratorium on nuclear power. The ultimate results of these safety reviews and/or public resistance to nuclear technology may lead to suspension or cancellation of permitting and development activities, license extensions of existing nuclear facilities, and possibly even the closure of operating nuclear facilities by one or more countries. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and therefore demand for radiation detection equipment.

Continued growth of CANDU reactors and rapid development of next generation Molten Salt (MSR) and Liquid-Fluoride Thorium Reactors (LFTR).

The Company relies on continued growth and orders from CANDU reactors (Canada Deuterium Uranium), and rapid development of the next generation of nuclear reactors called Molten Salt Reactors, (MSR) and Liquid-Fluoride Thorium Reactors (LFTR), for its tritium-based equipment. MSR and LFTR are new types of reactors that utilize thorium as a fuel rather than traditional uranium or plutonium. Thorium is a more abundant element than uranium. Many countries with heavy energy needs such as China have begun to adopt MSR and LFTR programs. However, the numbers of these types of reactors are still small in numbers and there can be no assurances that they will ever reach large numbers capable of sustaining rapid growth and development for nuclear-radiation safety products such as our tritium equipment. If CANDU reactors experience adverse events such as long term inactivity due to political or environmental concerns, or economic issues, and if MSR and LFTR reactors fail to develop beyond its current growth forecasts worldwide, the Company will experience lower demand for its products which would have an adverse effect on the Company’s sales and profitability.

Failure to make accretive acquisitions and successfully integrate them could adversely affect our future financial results.

As part of our growth strategy, we plan to seek, when management deems advantageous to the Company, to acquire complementary (including competitive) businesses, facilities or technologies and enter into joint ventures. Our goal is to make such acquisitions, integrate these acquired assets into our operations and reduce operating expenses. The process of integrating these acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.  We cannot assure you that the anticipated benefits of any acquisitions will be realized. In addition, future acquisitions by us could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which can materially and adversely affect our operating results and financial position.

Acquisitions also involve other risks, including entering geographic markets in which we have no or limited prior experience and the potential loss of key employees.

We have filed a provisional patent for our product based on our tritium products but hold no current patents on our products, and our business employs proprietary technology and information which may be difficult to protect and may infringe on the intellectual property rights of third parties.

In general, we rely primarily on a combination of trade secrets, copyright and trademark laws, and confidentiality procedures to protect our technology. Due to the technological change that characterizes our business, we believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage.

We have currently filed a provisional utility-type patent on our tritium products to protect our intellectual property, but currently rely on trade secrets, proprietary know-how and technology that we seek to protect, in part, by confidentiality agreements with prospective joint venture partners, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. We currently do not hold patents from the United States Patent and Trademark Office on any of our products we manufacture. Our success depends, in part, on our ability to keep competitors from reverse engineering our products, maintain trade secrecy and operate without infringing on the proprietary rights of third parties. We cannot assure you that the patents of others will not have an adverse effect on our ability to conduct our business, that any of our trade secrets and applications will be protected, that we will develop additional proprietary technology that is defensible against theft or will provide us with competitive advantages or will not be challenged by third parties. Further, we cannot assure you that others will not independently develop similar or superior technologies, duplicate elements of our technology or design around it.

It is possible that we may need to acquire licenses to, or to contest the validity of, issued or pending patents or claims of third parties. We cannot assure you that any license acquired under such patents would be made available to us on acceptable terms, if at all, or that we would prevail in any such contest. In addition, we could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party’s patents or in defending the validity or enforceability of any patents we may seek in the future, or in bringing patent infringement suits against other parties.

We have filed a trademark for the name US Nuclear Corp and our logo with United States Patent and Trademark Office as of January 31, 2013. On December 17, 2013, we were granted a registered trademark of the US Nuclear Corp name and logo from the United States Patent and Trademark Office and consider it important to the protection of our US Nuclear Corp brands. We have not been nor are we currently involved in or aware of any litigation regarding any of our intellectual property.

We are subject to the risk that certain key personnel, including key employees named below, on whom we depend, in part, for our operations, will cease to be involved with us. The loss of any these individuals would adversely affect our financial condition and the results of our operations.

We are dependent on the experience, knowledge, skill and expertise of our President and CEO Robert I. Goldstein. We are also in large part dependent on current CFO, Richard Laundry. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Our success depends in substantial part upon the services, efforts and abilities of Robert I. Goldstein, our Chairman and Chief Executive Officer, due to his experience, history and knowledge of the nuclear radiation industry and his overall insight into our business direction. The loss or our failure to retain Mr. Goldstein, or to attract and retain additional qualified personnel, could adversely affect our operations. We do not currently carry key-man life insurance on Mr. Goldstein or any of our officers and have no present plans to obtain this insurance.  See “Management.”

The loss of any of our executive officers could adversely affect our business.

We depend to a large extent on the efforts and continued employment of our executive officers. Or executive officers are permitted to maintain employment at other companies, and their responsibilities at those employers could take precedence over their duties to us. As a result, the Company’s operations could suffer, though our executive officers believe that they are able to effectively serve the Company in their respective positions.

Competition from other radiation detection or related companies could result in a decrease our business and a decrease in our financial performance.

We operate in the highly competitive industry. Many of our current and potential competitors, including larger multinational companies, domestic manufacturing companies with multiple product lines in radiation detection products have existed longer and have larger customer bases, greater brand recognition and significantly greater financial, marketing, personnel, technical and other resources than US Nuclear Corp. In addition, many of these competitors may be able to devote significantly greater resources to:

●	research and development of new products

●	attracting and retaining key employees;

●	maintaining a large budget for marketing and promotional expenses

●	providing more favorable credit terms to suppliers and channel distributors

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

As a company with a class of securities registered under the Exchange Act, we are subject to reporting and other legal, accounting, corporate governance, and regulatory requirements imposed by the Exchange Act and rules and regulations promulgated under the Exchange Act. Our Chairman and CEO lacks public company experience which could impair our ability to comply with these legal, accounting, and regulatory requirements. Such responsibilities include complying with Federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement and effect programs and policies in an effective and timely manner that adequately responds to such increased legal and regulatory compliance and reporting requirements. Our failure to do so could lead to the imposition of fines and penalties and further result in the deterioration of our business.

Regulations, including those contained in and issued under the Sarbanes-Oxley Act of 2002 (“SOX”) and the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), increase the cost of doing business and may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our Common Stock.

We are a public company. The current regulatory climate for public companies, even small and emerging growth companies such as ours, may make it difficult or prohibitively expensive to attract and retain qualified officers, directors and members of board committees required to provide for our effective management in compliance with the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. For example, the enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC.  Further, recent and proposed regulations under Dodd-Frank heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business could be adversely affected.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various SEC reporting and other regulatory requirements. We have incurred and will continue to incur expenses and, to a lesser extent, diversion of our management’s time in our efforts to comply with SOX Section 404 regarding internal controls over financial reporting. Our management’s evaluation over our internal controls over financial reporting may determine that material weaknesses in our internal control exist. If, in the future, management identifies material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price, and subject us to sanctions or investigation by regulatory authorities.

Limitations on director and officer liability and our indemnification of our officers and directors may discourage stockholders from bringing suit against a director.

Our Certificate of Incorporation and By-Laws provide, with certain exceptions as permitted by Delaware corporation law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our Certificate of Incorporation and By-Laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by governing state law.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, to grow our business, to expand into new markets, or to provide new services.  As such, the anticipated benefits of those acquisitions may never be realized.

It is management’s intention to acquire other businesses to grow our customer base, to expand into new markets, and to provide new product lines. We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no additional material acquisitions or investments are currently pending. Acquisitions may be accompanied by risks such as:

●	difficulties in assimilating the operations and employees of acquired companies;

●	diversion of our management’s attention from ongoing business concerns;

●	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

●·	additional expense associated with amortization of acquired assets;

●	additional expense associated with understanding and development of acquired business;

●	maintenance and implementation of uniform standards, controls, procedures and policies; and

●	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

We must attract and retain skilled personnel.  If we are unable to hire and retain technical, sales and marketing, and operational employees, our business could be harmed.

Our revenues are generated by the sales of our radiation detection products from our direct sales, sales to catalogs, distributors and to a lesser extent, our website. Our ability to manage our growth will be particularly dependent on our ability to develop and retain an effective sales force and qualified technical and managerial personnel. We intend to hire additional employees, including engineers, sales and marketing employees and operational employees.  The competition for engineers, qualified sales, technical, and managerial personnel in the technology and manufacturing community, is intense, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, control our costs, maintain compliance with all applicable regulations, and expand our internal management, technical, information and accounting systems in order to support our desired growth, which could have an adverse impact on our operations.

Our failure to manage growth effectively could harm our ability to attract and retain key personnel and adversely impact our operating results.

There can be no assurance that we will be able to manage our expansion through acquisitions effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in multiple geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and negatively affect our financial performance and harm our business.

If we obtain financing, existing shareholder interests may be diluted.

If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be diluted. In addition, any new securities could have rights, preferences and privileges senior to those of our common stock. Furthermore, we cannot assure you that additional financing will be available when and to the extent we require or that, if available, it will be on acceptable terms.

Our President and Chief Executive Officer has not previously received an annual salary or other compensation.

Robert I. Goldstein, in his role as President, CEO and Chairman of the Board of Directors has not received an annual salary or other compensation from our company for his services. Mr. Goldstein has a current contract to secure his services as President, CEO and Chairman of the Board of Directors in the amount of $100,000 per year, payable at the end of each fiscal year and this agreement is still in force. The absence of his compensation in previous years should be taken into consideration when reviewing our historical financial statements in determining whether to invest in our Company. The impact of his compensation to our financial condition is unknown. We cannot make any assurances that his annual salary or other compensation will not create an adverse event on our financial condition.

A large percentage of our business come from international operations and may affect financial results in U.S. dollar terms and could negatively impact our financial results.+

A large percentage of our revenues come from international operations. As of 2021, our revenues generated from international operations were 29% of total revenue. We expect this trend to continue into the near future and have no system in place to combat currency risk.

Risks Related to Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and the price of our common stock may fluctuate significantly.

Once our shares begin trading, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

●	competition from other radiation detection companies or related businesses;

●	changes in government regulations, general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the nuclear power industry;

●	changes in key personnel;

●	entry into new geographic markets;

●	actions and announcements by us or our competitors or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

●	changes in operating performance and stock market valuations of other radiation detection and related companies;

●	investors’ perceptions of our prospects and the prospects of the nuclear power industry;

●	fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	announcements relating to litigation;

●	financial guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

●	the development and sustainability of an active trading market for our common stock;

●	future sales of our common stock by our officers, directors and significant stockholders; and

●	changes in accounting principles affecting our financial reporting.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance.

The stock markets and trading facilities, including the OTC Bulletin Board, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities in many companies. In the past, stockholders of some companies have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our Common Stock is subject to risks arising from restrictions on reliance on Rule 144 by shell companies or former shell companies.

Under a regulation of the SEC known as “Rule 144,” a person who has beneficially owned restricted securities of an issuer and who is not an affiliate of that issuer may sell them without registration under the Securities Act provided that certain conditions have been met. One of these conditions is that such person has held the restricted securities for a prescribed period, which will be 6 months or 1 year, depending on various factors. The holding period for our common stock would be 1 year if our common stock could be sold under Rule 144. However, Rule 144 is unavailable for the resale of securities issued by an issuer that is a shell company (other than a business combination related shell company) or that has been at any time previously a shell company. The SEC defines a shell company as a company that has (a) no or nominal operations and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Until the merger, we were a shell company.

The SEC has provided an exception to this unavailability if and for as long as the following conditions are met:

●	The issuer of the securities that was formerly a shell company has ceased to be a shell company,

●	The issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act,

●	The issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

●	At least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company known as “Form 10 Information.”

As a result, although the registration statement on Form 10 originally filed with the SEC on February 14, 2012, intended to provide “Form 10 Information,” the original Form 10 stated only that the company was a blank-check shell, seeking a transaction with another entity. On October 14, 2013, the Company filed a Current Report on Form 8-K, frequently referred to as a “Super 8-K,” to provide additional information about the Company’s planned operations, contracts, shareholders, management, financial position, and other information constituting “Form 10 Information” under the SEC’s regulations. Because of the Company’s history as a shell company, stockholders who receive our restricted securities will be able to sell them pursuant to Rule 144 without registration for only as long as we continue to meet those requirements and are not a shell company. No assurance can be given that we will meet these requirements or that we will continue to do so, or that we will not again be a shell company. Furthermore, any non-registered securities we sell in the future or issue for acquisitions or to consultants or employees in consideration for services rendered, or for any other purpose will have limited or no liquidity until and unless such securities are registered with the SEC and/or until a year after we have complied with the requirements of Rule 144. As a result, it may be harder for us to fund our operations, to acquire assets and to pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future. In addition, if we are unable to attract additional capital, it could have an adverse impact on our ability to implement our business plan and sustain our operations. Our status as a former “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions, which could cause the value of our securities, if any, to decline in value or become worthless.

Future sales of our Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Common Stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Common Stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have approximately 40,414,020 shares of Common Stock outstanding. Our shares of Common Stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our Common Stock that may be held or acquired by our directors, executive officers and other “affiliates,” as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Common Stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Common Stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Common Stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceased coverage of us or fail to publish reports on us regularly, demand for our Common Stock could decrease, which could cause our stock price and trading volume to decline.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to make a formal assessment of the effectiveness of our internal controls over financial reporting under Section 302. In addition, at such time as we cease to be an “emerging growth company,” as more fully described in these Risk Factors, we will be required to comply with Section 404. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Our management and other affiliates have significant control of our Common Stock and could control our actions in a manner that conflicts with the interests of other stockholders.

After the offering, we anticipate that our executive officers, directors and their affiliated entities together will beneficially own approximately 26.8% of our Common Stock, representing approximately 26.8% of the voting power of our outstanding capital stock. As a result, these stockholders, acting together, will be able to exercise considerable influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our Common Stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Common Stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Common Stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated Certificate of Incorporation and amended and restated By-Laws contain provisions that may make the acquisition of us more difficult without the approval of our Board of Directors. These provisions, among other things:

●	authorize the issuance of previously undesignated preferred stock, the terms of which may be established and the shares of which may be issued at the discretion of our Board of Directors without stockholder approval, and which may include supermajority voting, special approval, dividend or other rights or preferences superior to the rights of the holders of Common Stock;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	provide that only the chairperson of our Board of Directors, chief executive officer or a majority of the Board of Directors may call a special meeting of stockholders;

●	provide that our Board of Directors is expressly authorized to make, alter or repeal our amended and restated By-Laws;

●	provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum; and

●	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law may prevent new investors from influencing significant corporate decisions, could discourage, delay or prevent a transaction involving a change-in-control, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information included in this Prospectus may constitute “forward-looking statements”. Forward-looking statements are based upon our current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “approximately,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although the absence of these words does not necessarily mean that a statement is not forward-looking. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements.

Factors that might cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” contained in this Prospectus. As a result of these factors, we cannot assure you that the forward-looking statements in this Prospectus will prove to be accurate. Except as required by law, we expressly disclaim any obligation to update publicly any forward-looking statements for any reason after the date of this Prospectus, to conform these statements to actual results, or to changes in our expectations. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Prospectus.

Use of Proceeds

The Selling Stockholders may sell all of their respective Selling Shareholder Shares covered by this Prospectus for their own accounts. Accordingly, we will not receive any proceeds from the resale of the Common Stock.

The Mast Hill Shares are registered pursuant to the Mast Hill Transaction. Issuance of the Mast Hill Shares pursuant to the Mast Hill Transaction will not result in additional proceeds flowing to the Company.

Dividend Policy

To date, we have never declared dividends or paid cash dividends on our Common Stock. In the future, if we become profitable, our Board of Directors may, in its discretion, declare a dividend on our Common Stock from our surplus earnings. There is no assurance that we will ever become profitable or that we will have surplus earnings from which a dividend can be paid. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon our earnings, financial position, general economic conditions and other pertinent factors.

Determination of Offering Price

The price of the Selling Shareholder Shares offered by the Selling Stockholders will be determined by the then-existing market price, or in private transactions. We have no agreement, written or oral, with our Selling Stockholders about this price in this offering. If selling the Selling Shareholder Shares in a private transaction, each Selling Stockholder will act independently in determining the price at which its Selling Shareholder Shares are sold. The offering price may bear no relationship whatsoever to our assets, earnings, book value or other criteria of value. The factors considered by a Selling Stockholder in setting the offer price for its Shares might include:

●	the risk or unpredictable nature of our business;

●	the price at which we have sold our stock in offerings not registered under the Securities Act;

●	what the Selling Stockholders consider to be our growth potential;

●	the price at which we issued our Common Stock to certain of the Selling Stockholders in exchange for debt and for services; and

●	the price the Selling Stockholder believes a purchaser is willing to pay for our stock;

Our stock trades on the OTCQB under the trading symbol UCLE.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Shares do not trade on a national exchange. They are available to be traded on the OTCQB, but either supply or demand for our common stock may not be sustained. A stockholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resale. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Considerations

Our shares likely will be “penny stocks” as that term is generally defined in the Exchange Act and the rules and regulations promulgated thereunder to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

●	Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

●	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

●	Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

●	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell our Shares, which may affect the ability of Selling Stockholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our stockholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Qualification for Quotation

Our common stock trades on the OTCQB Market under the trading symbol UCLE.

Holders

As of the date of this Prospectus, we had 52 holders of record of our Common Stock.

Dividends

We have not declared any cash dividends on our Common Stock since our inception and do not anticipate paying such dividends in the foreseeable future. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited financial statements and the notes to the audited financial statements included in the registration statement on Form S-1 of which this Prospectus is a part. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those anticipated in these forward-looking statements.

We were incorporated in Delaware on February 14, 2012, and on March 2, 2012, we filed a registration statement on Form 10 to register with the U.S. Securities and Exchange Commission as a public company. We were originally organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.

On April 18, 2012, Richard Chiang, then our sole director and shareholder, entered into a Stock Purchase Agreement whereby Mr. Goldstein of US Nuclear Corp purchased 10,000,000 shares of our common stock from Mr. Chiang, which constituted 100% of our issued and outstanding shares of common stock. Mr. Chiang then resigned from all positions. Subsequently, on May 18, 2012, the Registrant appointed Mr. Chiang to serve as a member of the Board of Directors. He resigned from this position on March 31, 2013.

Since our acquisition of Overhoff Technology in 2006, we have had discussions with other companies in our industry for an acquisition. While we targeted Overhoff due to its unique position in the tritium market, we had not commenced an acquisition since our Overhoff Technology acquisition; we believe in part the reason was due to lack of additional capital, our status as a privately-held entity at the time, and focus on developing our own products. We will seek out companies whom our management believes will provide value to our customers and will complement our business. We will focus on diversifying our product line into a larger range so that our customers and vendors may have a more expansive experience in type, choice, options, price and selection. We also believe that with a more diverse product line we will become more competitive as our industry is intensely competitive.

Generally, our product concentration places a heavy reliance on our Overhoff Technology division. In 2022 we derived 30.7% of our total revenues from sales made by Overhoff to one customer. We expect to encounter a continuation of this trend unless we are successful in diversifying our client base, executing our acquisition strategy and experience increases in business from our Technical Associates division.

Our international revenues were 28.5% of our total revenue in 2021. We expect this to increase over time as we continue to field new orders inquires and engage new customers overseas and recover post-pandemic. We believe that Korea and China will likely be a larger contributor to revenue within the next few years. While we maintain steady growth domestically, the international side of our business may be a larger component as nuclear technology and rapid development for clean energy grows abroad. Additionally, the Company relies on continued growth and orders from CANDU reactors (Canada Deuterium Uranium), and rapid development of the next generation of nuclear reactors called Molten Salt Reactors, (MSR) and Liquid-Fluoride Thorium Reactors (LFTR), all of which purchase tritium detection and monitor products. There can be no assurances as to our growth projections and our risk profile as we depend upon increased foreign customers for business.

Robert I. Goldstein, our President, Chief Executive Officer and Chairman of the Board of Directors also maintains a position as President of Gold Team Inc., a Delaware company that invests in industrial real estate properties for investment purposes. He holds an 8% interest in Gold Team Inc. and spends approximately 5 hours per week with affairs related to Gold Team Inc. The Company leases its current facilities from Gold Team Inc. which owns both the Canoga Park, CA and Milford, Ohio properties at an expense of $7,000 for each facility per month.

On May 31, 2016, we entered into an Asset Purchase Agreement with Electronic Control Concepts (“ECC”) whereby the Company purchased certain tangible and intangible assets of ECC. ECC a small manufacturer of test and maintenance meters for x-ray machines both medical and industrial. We acquired ECC to give a boost to our current x-ray related product and hospital/medical product sales.

Cali From Above (“CFA”) is a US Nuclear Corp subsidiary which was formed and began operations on January 28, 2021. CFA is a commercially recognized aerial mapping, aerial surveying, and airborne inspections company. CFA was formed to expand the Company’s presence in the Unmanned Aerial Vehicle market. The Company believes this market is rapidly growing and changing and feel it is an important growth opportunity. Incorporating as its own subsidiary provides the opportunity to specialize specifically in UAVs and UAV services.

Results of Operations

For the three months ended March 31, 2022 compared to the three months ended March 31, 2021:

	Three Months Ended March 31,		Change
	2022	2021	$	%

Sales	$339,515	$417,824	$(78,309)	-18.7%
Cost of goods sold	112,238	216,652	(104,414)	-48.2%
Gross profit	227,277	201,172	26,105	13.0%
Selling, general and administrative expenses	873,503	860,151	13,352	1.6%
Loss from operations	(646,226)	(658,979)	12,753	-1.9%

Other expense	(3,417)	(4,582)	1,165	-34.1%

Loss before provision for income taxes	(649,643)	(663,561)	13,918	-2.1%

Provision for income taxes	—	—	—
Net income (loss)	$(649,643)	$(663,561)	$13,918	-2.1%

Sales for the three months ended March 31, 2022 were $339,515 compared to $417,824 for the same period in 2021. The decrease of $78,309 or 18.7% is a result of a decrease in sales from our Overhoff subsidiary due to supply chain issues which resulted in shipment delays. The sales breakdown for the three months ended March 31, 2022 is as follows:

North America 90.2%

South America 4.2%

Asia (Including Japan) 4.2%

Other 1.4%

Our gross margins for the three months ended March 31, 2022 were 66.9% as compared to 48.1% for the same period in 2021. The increase in gross margin is due to an decrease in cost of goods sold.

Selling, general and administrative expense for the three months ended March 31, 2022 were $873,503 compared to $860,151 for the same period in 2021. The increase of $13,352 or 1.6% was due to an increase in stock-based compensation.

Other expense for the three months ended March 31, 2022 was $3,417, a decrease of $1,165 from $4,582 for the same period in 2021. The decrease was due to a decrease in interest expense.

Net loss for the three months ended March 31, 2022 was $649,643 compared to $663,561 for the same period in 2021. The change was principally attributed to the factors described above.

Liquidity and Capital Resources

Our operations have historically been financed by our majority shareholder and more recently from proceeds from the sale of our common stock. As funds were needed for working capital purposes, our majority shareholder would loan us the needed funds. We anticipate funding the growth of our business through the sales of additional shares of our common stock and loans from our majority stockholder if necessary.

At March 31, 2022, total assets decreased by 14.6% to $2,488,869 from $2,851,186 at December 31, 2021 principally related to a decrease in cash, inventory and accounts receivable.

At March 31, 2022, total liabilities increased by 0.9% to $2,674,743 from $2,409,917 at December 31, 2021. The increase is principally related to an increase in notes payable to shareholder and accrued compensation offset by a decrease in accounts payable, customer deposit and note payable.

Net cash used in operating activities for the three months ended March 31, 2022 was $338,864 compared to cash used in   operating activities of $192,400 for the same period in 2021. The change in cash from operations was principally due to changes in working capital accounts, and an decrease in inventory and reduction in stock based compensation.

Net cash used in investing activities for the three months ended March 31, 2022 was $12,629 compared to $6,446 for the same period in 2021. The increase in cash used in investing activities was principally due to the purchase of property and equipment.

Net cash provided by financing activities for the three months ended March 31, 2022 was $171,031 compared to cash provided by   financing activities of    $334,017 for the same period in 2021. The company from financing activities was principally the issuance of a $179,000 note payable to shareholder offset by a decrease in line of credit borrowings of $7,969 in the period ended March 31, 2022, compared to net borrowings on line of credit for $112,586 and proceeds from issuance of notes payable of $221,431 for the period ended March 31, 2021.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

	Year Ended December 31,		Change
	2021	2020	$	%

Sales	$2,137,607	$1,752,976	$384,631	21.9%
Cost of goods sold	760,955	1,278,469	(517,514)	-40.4%
Gross profit	1,376,652	474,507	902,145	190.1%
Selling, general and administrative expenses	2,738,841	2,558,553	186,450	7.2%
Loss from operations	(1,362,189)	(2,084,046)	715,695	-34.3%

Other expense	(514,495)	(1,454,057)	939,562	-64.6%

Loss before provision for income taxes	(1,876,684)	(3,538,103)	1,655,257	-46.8%

Provision for income taxes	—	—	—	—
Net income (loss)	$(1,876,684)	$(3,538,103)	$1,361,805

Revenue for the year ended December 31, 2021, was $2,137,607 compared to $1,752,976 for the year ended December 31, 2020. The increase of $384,631 or 21.9% is a result of an overall increase in revenue across all subsidiaries post-Coronavirus pandemic. The revenue breakdown for the year ended December 31, 2021, is as follows:

North America 71%

Asia (including Japan) 22%

Other 7%

Our gross margin for the year ended December 31, 2021, was 64.4% as compared to 27.1%for the year ended December 31, 2020. The increase in gross margin is due to an increase in sales while cost of goods sold decreased.

Operating   expense for the year ended December 31, 2021, increased by $186,450 or 7.2% to $2,745,003 up from $2,558,553 for the year ended December 31, 2020. The increase is attributed to the Company’s overall increase in revenue and an effort to obtain new customers and working to generate orders from our existing customers by our sales department.

Other expense for the year ended December 31, 2021, was $514,495, a decrease of $939,562 from $1,454,057 for 2020. Other expense consists of, interest expense, change in derivative liability for 2020, offset by gain on forgiveness of debt for 2021 only, amortization of debt discount, equity loss in investment.

Net loss for the year ended December 31, 2021, was $1,876,684 compared to net loss of $3,538,103 for the year ended December 31, 2020.

Liquidity and Capital Resources

Our operations have historically been financed by our majority stockholder. As funds were needed for working capital purposes, our majority stockholder would loan us the needed funds. During the year ended December 31, 2021, the Company’s majority shareholder paid expenses on behalf of the Company of $87,410, loaned an additional $87,410 to the Company and was repaid $45,000. We anticipate the growth of our business through the sales of shares of our common stock and loans from our majority stockholder if necessary.

At December 31, 2021, total assets increased by $396,278 or 16.1% from $2,454,908 at December 31, 2020 due to an increase in cash and inventory.

At December 31, 2021, total liabilities increased by 53.4% to $2,409,917 from $1,607,748 at December 31, 2020 due to an increase in accrued liabilities, accounts payable, accrued compensation paid to officers, note payable to shareholder and an increase in our line of credit balances.

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States (“US GAAP”). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

MANAGEMENT

Neither the Company, its property, nor any of its directors or officers is a party to any pending legal proceeding, nor have they been subject to a bankruptcy petition filed against them. None of its officers or directors have been convicted in, nor is subject to, any criminal proceeding.

The names and ages of the directors and executive officers of the Company and their positions with the Company are as follows:

Name	Age	Position
Robert I. Goldstein	73	President, Chief Executive Officer, and Chairman of the Board of Directors

Richard Landry	26	Chief Financial Officer and Chief Operating Officer

Michael Hastings	79	Member of the Board of Directors

Dell Williamson	65	Member of the Board of Directors

Kimberly Hallowell	34	Member of the Board of Directors

Officers and Directors

Robert I. Goldstein –President, Chief Executive Officer and Chairman of the Board of Directors: Mr. Goldstein entered the radiation detection industry in 1972 as an applications engineer, production manager, and then general manager for Optron Scientific Company, Inc. DBA, Technical Associates. Mr. Goldstein is a physicist and an award winning specialist in the nuclear radiation detection industry has more than 30 years of experience in the field. He has authored more than 20 white papers and abstract presentations on industrial research use of radiation measurement equipment and instruments. His work has been approved by US Federal standards set by the EPA (Environmental Protection Agency), FDA (Food and Drug Administration), and NRC (Nuclear Regulatory Commission). Mr. Goldstein has also worked closely with and continues ongoing joint development programs with Los Alamos National Lab and Jefferson National Lab. He was instrumental in the acquisition of Overhoff Technology Corp, at the time, the world’s only tritium detection company, in 2006. His experience in the field of radiation detection ranges from development of instrumentation to design and development for air, water and surface applications. He is also an accomplished inventor having invented miniature radiation detectors for use during surgery. Mr. Goldstein graduated from MIT with a BS in Physics and from Stanford University with an MS in Mechanical Engineering. Mr. Goldstein is affiliated with the following scientific groups: Health Physics Society, American Nuclear Society, DOE (US Department of Energy) Tritium Focus Group, Air Monitoring User’s Group and Health Physics Instrument Committee.

Richard Landry – Chief Financial Officer, Chief Operating Officer, Director of Investor Relations and Business Development Consultant: Mr. Landry began his career in the financial world as a proprietary trader while in college; majoring in Mathematics and Applied Physics. Through an investment banking internship, Mr. Landry furthered his experience in Finance, which eventually lead him to vSource 1 Capital, where he spear-headed the business development, marketing and assisted in structuring capital for public and private companies. This included advising, marketing, sourcing, evaluating, and conducting due diligence on new opportunities. Mr. Landry has been instrumental in assisting in raising/structuring almost $1.5B worth in new capital & deal flow. He has built-out and devised algorithms/trading strategies for top hedge funds, implemented CRMs for emerging tech companies, established sales growth strategies while maintaining regulatory requirements, worked with some of the largest asset management firms in the world such as; Fosun International and CIM, and was the Chief Compliance Officer of a Chinese tech firm where he assisted in their $150 million capital raise, as well as maintaining their compliance with China’s One Belt One Road Initiative. His responsibilities at US Nuclear Corp include marketing, research on new technologies, oversight of day-to-day activities, raising capital, procuring new contracts, and evaluating/structuring new acquisitions for the company.

Michael Hastings– Member of the Board of Directors: Mr. Hastings has been a corporate finance officer for over thirty years in the medical device industry with C.R. Bard, Inc. (predecessor to Becton Dickinson), and in the industrial battery industry with EnerSys, Inc. (NYSE: ENS). Mr. Hastings retired from EnerSys in 2011 as its Vice President and Treasurer with company revenue of $2 billion and operations in all parts of the world. His responsibilities included global treasury operations including debt and capital transactions; corporate tax; hedging of currencies, interest rate exposures and the price of raw materials; credit management; pension plan investments; and investor relations. He participated fully in due diligence, valuation and negotiation of numerous acquisitions. Mr. Hastings was also a member of the Board of Directors and Chief Financial Officer of MegaGraphite, Inc. - a private graphite exploration company in Canada between 2011 and when it was sold in 2014. Mr. Hastings was a member of the Board of Directors of Organic Transit, Inc., a private solar electric vehicle company in the United States, from 2018 until the company was sold in 2020. Mr. Hastings has no prior business relationship with the Company.

Dell Williamson– Member of the Board of Directors: Mr. Williamson began his career at Overhoff Technology Corporation (“Overhoff”) in 1982. As set forth in prior disclosures, Overhoff is an operating division of the Company, and thus an affiliate or related party of the Company. Mr. Williamson is currently the Vice President for production at Overhoff Technology Corporation. His duties include design, engineering and calibration as well as managing production. Mr. Williamson graduated from Cincinnati Technical College with a degree in electronics technology. He furthered his education and attended the University of Cincinnati where he majored in industrial management and mechanical engineering. Mr. Williamson has become an expert in the use, design and construction of Tritium measurement systems. He serves as the technical interface between the user/scientist and the Overhoff factory. He is a member of the following scientific groups: Health Physics Society, American Nuclear Society, DOE (US Department of Energy) Tritium Focus Group, DOE (US Department of Energy) Air Monitoring User’s Group, DOE (US Department of Energy) Health Physics Instrument Committee. Mr. Williamson has no prior experience in serving as a director of a publicly reporting company.

Kimberly Hallowell – Member of the Board of Directors: Ms. Hallowell began her career at Optron Scientific Company (“Optron”) in 2011. As set forth in prior disclosures, Optron is an operating division of the Company and thus an affiliate or related party of the Company. Ms. Hallowell manages the day-to-day accounting operations for all subsidiaries of the Company. Ms. Hallowell graduated from Colorado State University- Global Campus with a bachelor’s degree in accounting. In 2019, she obtained her Master of Science degree in Education and is currently pursuing her Masters degree in Forensic Accounting and her Certified Public Accounting License. Ms. Hallowell has no prior experience in serving as director of a publicly reporting company.

In particular,

●	With respect to Mr. Goldstein, the board considered his perspective and experience with our ongoing strategy and operations that he has obtained through his service to the Company and his ability to evaluate and assist with potential acquisitions and business opportunities.

●	With respect to Mr. Hastings, the board considered his extensive managerial and financial expertise, as well as his experience in the medical service industry and his previous experience serving on a board of directors.

●	With respect to Mr. Williamson, the board considered his long tenure as Vice President of Overhoff Technology Corporation, as well as his technical and engineering expertise and knowledge he has obtained through his service to the Company.

The Board of Directors and Committees

As of the date of this Report, we had one independent director.  We anticipate appointing additional independent directors as required in the future.

Audit Committee

As of the date of this Report, we did not have a standing Audit Committee.  We intend to establish an Audit Committee of the Board of Directors, which will consist of independent directors, of which at least one director will qualify as a qualified financial expert as defined in the regulations of the SEC.  The Audit Committee’s duties would be to recommend to our Board of Directors the engagement of independent auditors to audit our consolidated financial statements and to review our accounting and auditing principles.  The Audit Committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors, if any, and independent public accountants, including their recommendations to improve the system of accounting and internal control.  The Audit Committee would at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.  As of the date of this Report, we did not have an audit committee financial expert, in light of our size, although we intend to review this issue as the Company grows, especially as the Company implements a standing Audit Committee.

Compensation Committee

As of the date of this Report, we did not have a standing Compensation Committee.  We intend to establish a Compensation Committee of the Board of Directors.  The Compensation Committee would review and approve our salary and benefits policies, including compensation of executive officers.  The Compensation Committee would also administer any stock option plans that we may adopt and recommend and approve grants of stock options under such plans.

Nominating and Corporate Governance Committee

As of the date of this Report, we did not have a standing Nominating and Corporate Governance Committee.  We intend to establish a Nominating and Corporate Governance Committee of the Board of Directors to assist in the selection of director nominees, approve director nominations to be presented for stockholder approval at our annual meeting of stockholders and fill any vacancies on our Board of Directors, consider any nominations of director candidates validly made by stockholders, and review and consider developments in corporate governance practices.

Compliance with Section 16(A) of the Securities Exchange Act Of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended (“Section 16(a)”), requires our Directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities (collectively, “Section 16 reporting persons”), to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Section 16 reporting persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of any such reports furnished to us, none of the Section 16 reporting persons failed to file on a timely basis reports required by Section 16(a) of the Exchange Act with respect to our most recent fiscal year ended December 31, 2021.

Code of Ethics

As of the date of this Report, we had not adopted a formal, written code of conduct (“Code of Ethics”) within the specific guidelines promulgated by the SEC, although we intend to adopt a Code of Ethics.

SECURTY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this prospectus regarding the beneficial ownership of the Company’s common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to any exercise of warrants or options held by that person.

		Number of Shares of	Class Before	Percent of Class
Name	Position	Common Stock	Offering (1)	After Offering (2)
Robert I. Goldstein President & CEO	President, CEO, Chairman of the Board of Directors	10,850,000	36.9%	26.8%
Richard Landry	Chief Financial Officers, Chief Operating Officer & Director of IR	242,823	<1%	<1%
Michael G Hastings	Member of the Board of Directors	250,000	<1%	<1%
Dell Williamson	Member of the Board of Directors	60,000	<1%	<1%
All Directors and Officers as a Group, 5 persons		11,427,823	36.9%	26.8%

(1)	Calculated based on 29,414,020 shares of common stock in the Company, which are the total shares issued and outstanding in the company as of June 30, 2022
(2)	Calculated based on 40,414,020 shares of common stock in the Company, which assumes that all 11,000,000 Mast Hill Shares are issued pursuant to the Mast Hill Transaction.

Significant Employees

We are dependent on the experience, knowledge, skill and expertise of our President and CEO Robert I. Goldstein. We are also in large part dependent on current CFO, Richard Landry, Dell Williamson, Manager of the Overhoff Division, and Ivan Mitev, our Chief Engineer at the Overhoff Division and Ian Embry in sales. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Our success depends in substantial part upon the services, efforts and abilities of Robert I. Goldstein, our Chairman and Chief Executive Officer, due to his experience, history and knowledge of the nuclear radiation industry and his overall insight into our business direction. The loss or our failure to retain Mr. Goldstein, or to attract and retain additional qualified personnel, could adversely affect our operations.  We do not currently carry key-man life insurance on Mr. Goldstein or any of our officers and have no present plans to obtain this insurance.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Family Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

Compliance with Section 16(A) Of the Securities Exchange Act Of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended (“Section 16(a)”), requires our Directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities (collectively, “Section 16 reporting persons”), to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Section 16 reporting persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of any such reports furnished to us, none of the Section 16 reporting persons failed to file on a timely basis reports required by Section 16(a) of the Exchange Act with respect to our most recent fiscal year, and through March 31, 2022.

Meetings of the Board of Directors

Mr. Goldstein was elected director by the former sole stockholder of the Company in April 18, 2012.  The Board establishes policy and provides strategic direction, oversight, and control of the Company. As of the date of this Prospectus, the Board of Directors had no standing audit, compensation, nominating or other committees, although the Board intends to establish such committees in the future.

Code of Ethics

As of the date of this Prospectus, we had not adopted a formal, written code of conduct (“Code of Ethics”) within the specific guidelines promulgated by the SEC, although we intend to adopt a Code of Ethics in the near future.

Procedures for Security Holders to Nominate Directors

Our bylaws do not provide a procedure for Stockholders to nominate directors. The Board of Directors does not currently have a standing nominating committee. The Board of Directors currently has the responsibility of selecting individuals to be nominated for election to the Board of Directors. Qualifications considered by the Directors in nominating an individual may include, without limitation, independence, integrity, business experience, education, accounting and financial expertise, reputation, civic, community and industry relationships and industry knowledge. In nominating an existing director for re-election to the Board of Directors, the Directors will consider and review an existing director’s Board and Committee attendance, performance and length of service.

Equity Incentive Plan

As of the date of this Report, the Registrant has not entered into any Equity Incentive Plans.

Option Grants in the Last Fiscal Year

No Stock Appreciation Rights (“SARs”) or options to purchase our stock were granted to the Named Executive Officers during fiscal year ended December 31, 2021.

Retirement Plan

We do not currently have any retirement plan, but we expect to adopt one in the near term.

Compensation of Directors During Period Ended March 31, 2022.

During the period ended March 31, 2022, we compensated our previous Chief Financial Officer, Rachel Boulds $2,500 per quarter. None of our other directors received any compensation in the period ending March 31, 2022, or on the prior fiscal years ending in 2020 or 2021.

Audit Committee

As of the date of this Prospectus, we did not have a standing Audit Committee. We intend to establish an Audit Committee of the Board of Directors, which will consist of independent directors, of which at least one director will qualify as a qualified financial expert as defined in the regulations of the SEC.  The Audit Committee’s duties would be to recommend to our Board of Directors the engagement of independent auditors to audit our consolidated financial statements and to review our accounting and auditing principles.  The Audit Committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors, if any, and independent public accountants, including their recommendations to improve the system of accounting and internal control.  The Audit Committee would at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.  As of the date of this Prospectus, we did not have an audit committee financial expert, in light of our size, although we intend to review this issue as the Company grows, especially as the Company implements a standing Audit Committee.

Compensation Committee

As of the date of this Prospectus, we did not have a standing Compensation Committee. We intend to establish a Compensation Committee of the Board of Directors.  The Compensation Committee would review and approve our salary and benefits policies, including compensation of executive officers.  The Compensation Committee would also administer any stock option plans that we may adopt and recommend and approve grants of stock options under such plans.

Nominating and Corporate Governance Committee

As of the date of this Prospectus, we did not have a standing Nominating and Corporate Governance Committee. We intend to establish a Nominating and Corporate Governance Committee of the Board of Directors to assist in the selection of director nominees, approve director nominations to be presented for stockholder approval at our annual meeting of stockholders and fill any vacancies on our Board of Directors, consider any nominations of director candidates validly made by stockholders, and review and consider developments in corporate governance practices.

Executive Compensation

Our President, CEO and Chairman of the Board of Directors, Robert I. Goldstein and our Chief Financial Officer and Chief Financial Officer, Richard Landry, are compensated for their services to the Company; no other officer receives compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any other officer other than these two individuals will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.

The Company has no stock option, retirement, pension, or profit sharing programs for the benefit of directors, officers or other employees, but our officers and directors may recommend adoption of one or more such programs in the future.

We have entered into an employment agreement with our President, CEO and Chairman of the Board of Directors, Robert I. Goldstein as disclosed by exhibit in this Form S-1. We may enter into further agreements following our receipt of additional capital.

The Company does not have a standing compensation committee, audit committee, nomination committee, or committees performing similar functions. We anticipate that we will form such committees of the Board of Directors once we have a full Board of Directors.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for the year ended December 31, 2020, December 31, 2021, and as of March 31 2022.

Name and Principal Position	Year	Annual Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Other Compensation	Total
Robert I. Goldstein	2022	$100,000	$0	$0	$0	$100,000
President and Chief Executive Officer,	2021	$100,000	$0	$0	$0	$100,000
Chairman of the Board of Directors	2020	$100,000	$0	$0	$0	$100,000

Rachel Boulds (1) Prior Chief Financial Officer	2022	$5,000	$0	$0	$0	$10,000
	2021	$10,000	$0	$0	$0	$10,000
	2020	$10,000	$0	$0	$0	$10,000

Richard Landry Current Chief Financial Officers and Chief Operating Officer	2022	$120,000	$0	$0	$0	$120,0000
	2021	$120,000	$0	$0	$0	$120,0000
	2020	$120,000	$0	$0	$0	$120,0000

Director Independence

As of the date of this Prospectus, we had one independent director on our Board of Directors.

DESCRIPTION OF SECURITIES

General

The following summary includes a description of material provisions of the Company’s capital stock.

Authorized Capital Stock

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, (the “Common Stock”), of which there are 29,414,020 issued and outstanding as of June 30, 2022, and 5,000,000 shares of Preferred Stock, (the “Preferred Stock”) par value $.0001 per share, of which none have been designated or issued. The following summarizes important information regarding our capital stock.

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available. In the event of a liquidation, dissolution or winding up of the company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase the Company’s Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

The Board of Directors is authorized by our Certificate of Incorporation to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the registration statement on Form 10 filed with the SEC on March 2, 2012.

Dividends

We have not paid any dividends on our Common Stock and do not presently intend to pay cash dividends prior to the consummation of a business combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a business combination, if any. The payment of any dividends subsequent to a business combination, if any, will be within the discretion of our then existing Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, the Board of Directors does not anticipate paying any cash dividends in the foreseeable future.

Pre-emptive Rights

Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Share Purchase Warrants

Other than the Mast Warrants, we have no other share purchase warrants outstanding.

Options

We have not issued and do not have outstanding any options to purchase common shares.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into common shares or any rights convertible or exchangeable into common shares.

Trading of Securities in Secondary Market

The Company has 29,414,020 shares of Common Stock issued and outstanding as of June 30, 2022. Of those shares, 17,602,600 are restricted securities as defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering.

This Prospectus, and the Registration Statement of which it is a part, registers 28,602,600 Shares of the Company’s common stock, including the Selling Shareholder Shares, which constitutes 59% of the Company’s issued and outstanding Shares.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities mother than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Family relationships between any of the Selling Shareholders and Robert I. Goldstein, our President, CEO and Chairman of the Board of Directors:

Carol Goldstein	Mother
Linda Goldstein	Daughter
Neal& Fran Goldstein	Cousin

SELLING STOCKHOLDERS

The Company is registering for offer and sale by existing holders thereof 17,602,600 shares of common stock held by such shareholders. The Company will not receive any proceeds from the sale of the Selling Shareholder Shares. The Selling Shareholders have no agreement with any underwriters with respect to the sale of the Selling Shareholder Shares. The Selling Shareholders, who are deemed to be statutory underwriters, may sell their Selling Shareholder Shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale.

The Selling Shareholders may from time to time offer the Selling Shareholder Shares through underwriters, dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from them and/or the purchasers of the Selling Shareholder Shares for whom they may act as agents. Any agents, dealers or underwriters that participate in the distribution of the Selling Shareholder Shares may be deemed to be “underwriters” under the Securities Act and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The following table sets forth ownership of shares held by each person who is a Selling Shareholder.

	Number of Shares		Percentage Before	Shares Offered	After Offering Number of Shares	Percentage After
Name	Owned		Offering[1]	Herein	Owned	Offering[2]

Joseph W and Patricia G Abrams Family Trust	49,020		*	49,020	0	0%
Mohamad Arshad	75,000		*	75,000	0	0%
Paul Baccino	400,000		*	400,000	0	0%
Farhat Beg	10,000		*	10,000	0	0%
Gary Bischoff	142,403		*	142,403	0	0%
Rachel Boulds	25,000		*	25,000	0	0%
Carter Terry & Co.	120,805		*	120,805	0	0%
Richard Cavalli	225,000		*	225,000	0	0%
Robert I. Goldstein	10,850,000		26.8%	10,850,000	0	0%
Grapheton Inc.	1,121,071		2.8%	1,121,071	0	0%
Grey’s Five Star Investments Inc.	16,000		*	16,000	0	0%
Haidong Sun	300,000		*	300,000	0	0%
Michael G. Hastings	580,000		1.4%	580,000	0	0%
Howard Isaacs	590,000		1.4%	590,000	0	0%
Ralph C. Jenney	190,000		*	190,000	0	0%
Ann Johannsen	25,000		*	25,000	0	0%
Horst Krupp	10,000		*	10,000	0	0%
Richard Landry	242,823		*	242,823	0	0%
Dean Malinowski	28,171		*	28,171	0	0%
Mast Hill Fund LP	11,625,000	[3]	29.0%	625,000	0	0%
Jennifer McGuinn	49,020		*	49,020	0	0%
Prashant Mehta	1,186,000		2.9%	1,186,000	0	0%
Paul Ney	20,000		*	20,000	0	0%
Charles Nicholson	16,000		*	16,000	0	0%
Hafiz Rahman	75,000		*	75,000	0	0%
Emil Ruskov	20,000		*	20,000	0	0%
Gerald Simmons	75,000		*	75,000	0	0%
Tech Associates, Inc	175,000		*	175,000	0	0%
Jeff Teller	8,000		*	8,000	0	0%
Tingyi Xu	295,287		*	295,287	0	0%
Sophia Vallozzi	8,000		*	8,000	0	0%
Dell Williamson	20,000		*	20,000	0	0%
Total	17,602,600		100%	17,602,600	0	0%

*	indicates ownership of 1% or less
[1]	Calculated based on 40,414,020 shares, including all 29,414,020 issued and outstanding shares and the 11,000,000 Mast Hill Shares registered under this Registration Statement. This calculation assumes all the Mast Hill Shares registered are subsequently issued to Mast Hill pursuant to the Mast Hill Transaction.

[2]	Calculated based on assumption that the Selling Shareholders sell all of the Selling Shareholder Shares.
[3]	The majority owner of Mast Hill Fund LP is Patrick Hassani, Mast Hill Fund LP’s Chief Investment Officer.

Once the registration statement of which this Prospectus is part becomes effective with the SEC, the Selling Stockholders may sell the Selling Shareholder Shares indicated above in public transactions or otherwise, on the OTCQB marketplace (or such other public market as may develop) or in privately negotiated transactions. Those resales may be at the then-prevailing market price or at any other price that a particular Selling Stockholders may negotiate. The Selling Stockholders act independently of one another in making a determination to sell the Selling Shareholder Shares owned by them and they do not act as or form a group for purposes of their ownership or disposition of the Shares offered hereunder.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus, there are 29,414,020 shares of common stock outstanding of which 11,427,823 shares are owned by officers and directors of the Company. There will be 40,414,020 shares outstanding if the maximum number of Shares offered herein is sold.

The shares of common stock held by current shareholders are considered “restricted securities” subject to the limitations of Rule 144 under the Securities Act. In general, securities may be sold pursuant to Rule 144 after being fully-paid and held for more than 12 months. While affiliates of the Company are subject to certain limits in the amount of restricted securities they can sell under Rule 144, there are no such limitations on sales by persons who are not affiliates of the Company. In the event non-affiliated holders elect to sell such shares in the public market, there is likely to be a negative effect on the market price of the Company’s securities.

USE OF PROCEEDS

All of the Shares, if and when sold, are being offered and sold by the Selling Shareholders or their pledgees, donees, transferees or other successors in interest, or issued to Mast Hill as provided in the Mast Hill Transaction. We will not receive any proceeds from the sale of any Shares offered herein.

PLAN OF DISTRIBUTION

This Prospectus relates to the resale of up to 17,602,600 Shares held by the Selling Stockholders as described above.

Once the registration statement of which this Prospectus is part becomes effective, the Selling Stockholders and any of their pledges, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their Shares on any stock exchange, market or trading facility on which the Shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per Share;

●	through the writing of options on the Shares;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Stockholders or their pledges, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that the Selling Stockholders will attempt to sell Shares in block transactions to market makers or other purchasers at a price per Share which may be below the then market price. The Selling Stockholders cannot assure that all or any of the Shares offered in this Prospectus will be sold by the Selling Stockholders. In addition, the Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered in this Prospectus are “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of their Shares and, if it defaults in the performance of its secured obligations, the pledgee or secured parties may offer and sell the Shares from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or any other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholders under this Prospectus.

The Selling Stockholders also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the Shares from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholders under this Prospectus.

As noted above, each Selling Stockholder may be an “underwriter” within the meaning of the Securities Act in connection with the sale of our Common Stock under this Prospectus. We will pay all expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents of the Selling Stockholders. If any of these other expenses exists, we expect the applicable Selling Stockholder to pay these expenses.

The Selling Stockholders acquired the Shares offered hereby in the ordinary course of business and they have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Shares by the Selling Stockholders. We will file a supplement to this Prospectus if the Selling Stockholders enter into a material arrangement with a broker-dealer for sale of Common Stock being registered. If the Selling Stockholders use this Prospectus for any sale of the Shares, it will be subject to the prospectus delivery requirements of the Securities Act.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent of the gross proceeds received by the Selling Stockholders for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of Shares and activities of the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The Mast Hill Shares may only be issued to Mast Hill. Additional compensation for the Mast Hill Shares, if any, will be deposited into the Company’s operations account and used for any purpose deemed necessary by the Company’s officers and Board of Directors.

EXPERTS

The audited consolidated financial statements of US Nuclear Corp., for the two-year period ended December 31, 2021, were audited by Fruci & Associates II, PLLC, which has been engaged as the Company’s independent registered public accounting firm since May of 2019.

LEGAL MATTERS

The validity of our Common Stock offered hereby will be passed upon for us by Paesano Akkashian Apkarian, PC of Bloomfield Hills, Michigan.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Tenth of the registrant’s Charter provides that, “to the fullest extent permitted by the Delaware General Corporation Law, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.”

Article XI, Section 1(c) of the registrant’s Bylaws further provides that “Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our Common Stock and our Company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of US Nuclear Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of US Nuclear Corp. and Subsidiaries (“the Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and net losses. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill

Description of the Critical Audit Matter

As discussed in Note 2 to the consolidated financial statements, the Company has goodwill with a carrying value of $570,176 and is tested for impairment annually, or more frequently if impairment indicators arise. During the year ended December 31, 2021, the Company recorded no impairment charge.

Auditing management's goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the goodwill and underlying business unit. In particular, the fair value estimate was sensitive to significant assumptions, such as the Company’s financial forecast, discount rate, and operating costs, which are impacted by expectations about future market and economic conditions.

How the Critical Audit Matter Was Addressed in the Audit

To test the estimated fair value of the Company’s goodwill and underlying business unit, we performed audit procedures that included, among other things:

●	Assessment of methodologies and testing the significant assumptions and underlying data used by the Company in its analysis.

●	Assessment of the current financial forecast in light of management’s current plans, and the historical basis of management’s estimates based on its current operating results that would result from changes in the assumptions.

/s/ Fruci & Associates II, PLLC

We have served as the Company’s auditor since 2019.

Spokane, Washington

April 15, 2022

FINANCIAL STATEMENTS AND NOTES

US Nuclear Corp. and Subsidiaries

Consolidated Financial Statements

For The Years Ended December 31, 2020 and 2021

US NUCLEAR CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF THE THREE MONTHS ENDED MARCH 31, 2022, AND YEARS ENDED DECEMBER 31, 2021 AND 2020

	March 31,	December 31,	December 31,
	2022	2021	2020
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$65,855	$246,317	$227,304
Accounts receivable, net	81,036	163,577	255,202
Inventories	1,733,341	1,792,312	1,317,687
Prepaid expenses and other current assets	4,713	44,026	4,000
TOTAL CURRENT ASSETS	1,884,945	2,246,232	1,804,193

Property and equipment, net	8,689	9,719	5,844
Right-of-use assets	-	-	55,079
Investments	10,059	10,059	19,616
Acquisition deposit	15,000	15,000	-
Goodwill	570,176	570,176	570,176
TOTAL ASSETS	$2,488,869	$2,851,186	$2,454,908

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$62,635	$91,859	$60,977
Accounts payable - related party	170,500	128,500	-
Accrued liabilities	639,551	587,941	96,983
Accrued compensation - officers	635,000	590,000	430,000
Customer deposit	85,751	101,342	194,311
Note payable	20,619	48,541	9,818
Note payable to shareholder	755,260	576,260	443,850
Operating lease liability	-	-	55,079
Line of credit	305,427	285,743	209,143
TOTAL CURRENT LIABILITIES	2,674,743	2,409,917	1,500,161

Note payable, net of current portion	-	-	107,587
TOTAL LIABILITIES	2,674,743	2,409,917	1,607,748

COMMITMENTS & CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; none issued and outstanding	-	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized, 28,428,215 and 28,353,215 and 25,724,844 shares issued and outstanding	2,843	2,836	2,572
Additional paid in capital	13,531,074	13,508,581	11,985,191
Accumulated deficit	(13,719,791)	(13,070,148)	(11,140,603)
TOTAL SHAREHOLDERS’ EQUITY	(185,874)	441,269	847,160
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,488,869	$2,851,186	$2,454,908

The accompanying notes are an integral part of these consolidated financial statements.

US NUCLEAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AS OF THE THREE MONTHS ENDED MARCH 31, 2022, AND YEARS ENDED DECEMBER 31, 2021 AND 2020

	March 31,	December 31,	December 31,
	2022	2021	2020
	(unaudited)

Sales	$339,515	$2,137,607	$1,752,976
Cost of sales	112,238	760,955	1,278,469
Gross profit	227,277	1,376,652	474,507

Operating expenses
Consulting expense	-	592,659	1,005,655
Professional fees	-	171,024	218,760
Officer compensation	-	372,978	220,000
Payroll and related expense	-	939,061	827,343
General and administrative	873,503	663,119	286,795
Total operating expenses	873,503	2,738,841	2,558,553

Loss from operations	(646,226)	(1,362,189)	(2,084,046)

Other income (expense)
Interest expense	(3,417)	(11,001)	(45,860)
Other income	-	2,950	-
Change in value of derivative liability	-	-	(126,623)
Amortization of debt discount	-	-	(462,963)
Gain on forgiveness of debt	-	329,018	-
Equity loss in investment	-	(835,462)	(818,611)
Total other income (expense)	(3,417)	(514,495)	(1,454,057)

Loss before provision for income taxes	(649,643)	(1,876,684)	(3,538,103)
Provision for income taxes	-	-	-
Net loss	$(649,643)	$(1,876,684)	$(3,538,103)
Deemed dividend for downround provision in warrants	-	(52,861)	-
Net loss attributed to common stockholders	$(649,643)	$(1,929,545)	$(3,538,103)
Weighted average shares outstanding - basic and diluted	28,428,215	27,375,508	22,080,873
Loss per shares - basic and diluted	$(0.02)	$(0.07)	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

US NUCLEAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Total
	Common Stock		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2019	20,067,371	$2,007	$9,300,657	$(7,602,500)	$1,700,164

Issuance of common stock for services	1,606,111	161	1,005,495	-	1,005,656
Issuance of common stock for conversion of convertible debenture and accrued interest	3,192,466	318	532,494	-	532,812
Issuance of common stock for investment	858,896	86	601,141	-	601,227
Derivative liability resolution	-	-	545,404		545,404
Net loss	-	-	-	(3,538,103)	(3,538,103)
Balance, December 31, 2020	25,724,844	$2,572	$11,985,191	$(11,140,603)	$847,160

Issuance of common stock for services	1,257,300	126	737,262	-	737,388
Issuance of common stock for conversion of convertible debenture and accrued interest	250,000	25	99,975	-	100,000
Issuance of common stock for investment	1,121,071	112	633,293	-	633,405
Deemed dividend for downround provision in warrants	-	-	52,861	(52,861)	-
Net loss	-	-	-	(1,876,684)	(1,876,684)
Balance, December 31, 2021	28,353,215	$2,835	$13,508,582	$(13,070,148)	$441,269
Issuance of common stock for services	75,000	8	22,492	-	22,500
Net loss	-	-	-	(649,643)	(649,643)
Balance, March 31, 2022 (unaudited)	28,428,215	$2,843	$13,531,074	$(13,719,791)	$(185,874)

The accompanying notes are an integral part of these consolidated financial statements.

US NUCLEAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

AS OF THE THREE MONTHS ENDED MARCH 31, 2022, AND YEARS ENDED DECEMBER 31, 2021 AND 2020

	2022 (unaudited)	2021	2020

OPERATING ACTIVITIES
Net loss	$(649,643)	$(1,876,684)	$(3,538,103)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,659	2,571	2,004
Adjustment to acquisition contingency	-	-	718
Bad debt expense	-	11,000	-
Issuance of common stock for services	62,526	673,617	1,005,656
Expenses paid directly by majority shareholder	-	87,410	40,000
Operating lease expense	-	55,079	156,720
Amortization of debt discounts	-	-	462,963
Forgiveness of PPP Loan	-	(329,018)	-
Change in value of derivative liability	-	-	126,623
Equity loss in investment	-	835,462	818,611
Changes in operating assets and liabilities:
Accounts receivable	82,541	80,625	305,101
Inventories	58,971	(474,625)	(219,437)
Prepaid expenses and other current assets	(713)	-	(1,000)
Accounts payable	(29,224)	30,882	(5,828)
Accounts payable - related parties	42,000	128,500	-
Accrued liabilities	51,610	322,203	20,345
Accrued compensation - officers	45,000	160,000	180,000
Customer deposits	(15,591)	(92,969)	188,198
Operating lease liability	-	(55,079)	(156,720)
Net cash used in operating activities	(338,864)	(441,026)	(614,149)

INVESTING ACTIVITIES
Purchase of property and equipment	(12,629)	(6,446)
Payment of acquisition deposit	-	(15,000)
Cash paid for investment	-	-	(235,000)
Net cash used in investing activities	(12,629)	(21,446)	(235,000)

FINANCING ACTIVITIES
Net borrowings (repayments) under lines of credit	(2,662)	119,600	(6,123)
Proceeds from sale of common stock	-	100,000	-
Proceeds from issuance of note payable	-	221,431	107,587
Repayments for note payable	(5,307)	(4,546)	(16,470)
Proceeds from note payable to shareholder	179,000	608,010	520,600
Repayments for note payable to shareholder	-	(563,010)	(616,801)

Net cash provided by (used in) financing activities	171,031	481,485	(11,207)

NET INCREASE (DECREASE) IN CASH	(180,462)	19,013	(860,356)

CASH
Beginning of period	246,317	227,304	1,087,660
End of period	$65,855	$246,317	$227,304

Supplemental disclosures of cash flow information
Taxes paid	$-	$-	$-
Interest paid	$3,417	$11,001	$16,993
Non-Cash investing and financing activities
Reclassification of acquisition contingency to accounts payable	$-	$-	$11,312
Common shares issued for future services	$-	$135,859	$-
Deemed dividend on down round provision	$-	$52,861	$-
Common stock issued for conversion of convertible debenture and accrued interest	$-	$-	$532,812
Common stock issued for services	$-	$-	$-
Common stock issued for investment	$-	$-	$601,227
Relief of derivative liability	$-	$-	$545,404

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

US Nuclear Corp., formerly known as APEX 3, Inc., (the “Company” or “US Nuclear”) was incorporated under the laws of the State of Delaware on February 14, 2012.

On May 31, 2016, the Company entered into an Asset Purchase Agreement with Electronic Control Concepts (“ECC”) whereby the Company purchased certain tangible and intangible assets of ECC.

The Company is engaged in developing, manufacturing and selling radiation detection and measuring equipment. The Company markets and sells its products to consumers throughout the world.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company recorded a net loss of $649,643 for the three months ended March 31, 2022 and had an accumulated deficit of $13,719,791 as of March 31, 2022. The Company recorded a net loss of $1,876,684 for the year ended December 31, 2021 and had an accumulated deficit of $13,070,148 as of December 31, 2021, which raises substantial doubt about its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through some private placement offerings of debt and equity securities. These plans, if successful, will mitigate the factors which raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cali From Above, LLC, and Optron and its wholly-owned subsidiary, Overhoff Technology Corporation (“Overhoff”), and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is possible that accounting estimates and assumptions may be material to the Company due to the levels of subjectivity and judgment involved.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. There were no cash equivalents as of the three months ended March 31, 2022 and the years ending December 31, 2021 and 2020.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial institutions and at times may exceed the FDIC insurance limit. The Company has not and does not anticipate incurring any losses related to this credit risk.

Accounts Receivable

The Company maintains reserves for potential credit losses for accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  Reserves are recorded based on the Company’s historical collection history. Allowance for doubtful accounts as of the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020 were $16,000, $16,000, and $5,000, respectively.

Inventories

Inventories are valued at the lower of cost (determined primarily by the average cost method) or net realizable value. Management compares the cost of inventories with the net realizable value and allowance is made for writing down their inventories to net realizable value, if lower. As of the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020, there was no allowance for slow moving or obsolete inventory. The Company periodically assessed its inventory for slow moving and/or obsolete items. If any are identified an appropriate allowance for those items is made and/or the items are deemed to be impaired.

Property and Equipment

Property and Equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Furniture and fixtures	5 years
Leasehold improvement	Lesser of lease life or economic life
Equipment	5 years
Computers and software	5 years

Long-Lived Assets

The Company applies the provisions of Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review at the three months ended as of March 31, 2022 and the years ending December 31, 2021 and 2020, the Company believes there was no impairment of its long-lived assets.

Goodwill

Goodwill represents the excess of purchase price over the underlying net assets of businesses acquired. The entire goodwill balance in the accompanying financial statements resulted from the Company’s acquisition of Overhoff Technology Corporation in 2006. The Company complies with ASC 350, Goodwill and Other Indefinite Lived Intangible Assets, requiring that a test for impairment be performed at least annually. As of December 31, 2021 and 2020 the Company performed the required impairment analysis which resulted in no impairment adjustments. Although the Company experienced a significant decline in revenue due to the effects of COVID-19, management expects that it is more likely than not that its revenue and cost of goods sold will be more in-line with pre-COVID-19 levels in upcoming periods. Significant estimates used in the goodwill impairment analysis may change in the upcoming year if revenues do not rebound and cost of materials continue to increase.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a weighted-average Black-Scholes-Merton option pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. During the year ended December 31, 2020, the convertible note payable was fully converted into shares of common stock; therefore, there was no derivative liability at December 31, 2020. During the three months ended March 31, 2022 and the year ended December 31, 2021, there was no derivative liability.

Investments

The Company accounts for investments in equity securities without a readily determinable fair value at cost, minus impairment. If the Company identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, the Company measures the equity security at fair value as of the date that the observable transaction occurred (“the measurement alternative”) in accordance with ASC 321. The Company accounts for investments for which it owns 20% or more, but less than 50% on the equity method in accordance with ASC 323.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities, customer deposits, and line of credit, the carrying amounts approximate their fair values due to their short maturities. In addition, the Company has a note payable to shareholder that the carrying amount also approximates fair value.

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on January 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. As sales are and have been primarily from the sale of products to customers, and the Company has no significant post-delivery obligations, this new standard did not result in a material recognition of revenue on the Company’s accompanying consolidated financial statements for the cumulative impact of applying this new standard. The Company made no adjustments to its previously-reported total revenues, as those periods continue to be presented in accordance with its historical accounting practices under Topic 605, Revenue Recognition.

Revenue from the product sales are recognized under Topic 606 in a manner that reasonably reflects the delivery of its products to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;

●	identification of performance obligations in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation the transaction price to each performance obligation; and

●	recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company’s revenue category, is summarized below:

●	Product sales - revenue is recognized when the Company performs its obligations under the contracts it has with its customers to deliver products at an agreed upon price and it is generally when the control of the product has been transferred to the customer.

Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits.

Sales returns and allowances was $0 for the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020. The Company provides a one-year warranty on all sales. Warranty expense for the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020 was insignificant. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

See Notes 11 and 12 for disclosures of revenue disaggregated by geographical area and product line.

Customer Deposits

Customer deposits represent cash paid to the Company by customers before the product has been completed and shipped.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718,” Compensation – Stock Compensation.” FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive convertible shares and stock warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. As of March 31, 2022 and December 31, 2021 and 2020 there were 333,333, 333,333, and 333,333 warrants outstanding, respectively, to purchase shares of common stock. Basic and diluted earnings per share are the same during the years ended December 31, 2021 and 2020 due to the net loss incurred.

Segment Reporting

FASB ASC Topic 280, Segment Reporting, requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has two reportable segments. See Note 11.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Reclassifications

Certain prior period amounts were reclassified to conform to the manner of presentation in the current period. These reclassifications had no effect on the net loss or shareholders’ equity.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was issued to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The new standard represents significant changes to accounting for credit losses. Full lifetime expected credit losses will be recognized upon initial recognition of an asset in scope. The current incurred loss impairment model that recognizes losses when a probable threshold is met will be replaced with the expected credit loss impairment method without recognition threshold. The expected credit losses estimate will be based upon historical information, current conditions, and reasonable and supportable forecasts. This ASU as amended by ASU 2019-10, is effective for fiscal years beginning after December 15, 2022.  The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes (ASC 740). This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021.  The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted.  The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other (“ASC 350”). As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, including any interim impairment tests within those annual periods, with early application permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. In January 2020, we elected to adopt ASU 2017-04, and the adoption had no impact on our consolidated financial statements. We will perform future goodwill impairment tests according to ASU 2017-04.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. ASU 2020-06 also removes certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and clarify the scope and certain requirements under Subtopic 815-40. In addition, ASU 2020-06 improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluation the impact this ASU will have on its consolidated financial statements.

Note 3 – Inventories

Inventory at March 31, 2022 and December 31, 2021 and 2020 consisted of the following:

	2022	2021	2020
Raw materials	$723,444	$972,759	$924,313
Work in Progress	351,802	157,024	71,177
Finished goods	658,095	662,529	322,197
Total inventories	$1,733,341	$1,792,312	$1,317,687

At December 31, 2021 and 2020 the inventory reserve was $0.

Note 4 – Property and Equipment

The following are the details of property and equipment at December 31, 2021 and 2020:

	2022	2021	2020
Furniture and fixtures	$148,033	$148,033	$148,033
Leasehold Improvements	50,091	50,091	50,091
Equipment	250,047	237,418	237,418
Computers and software	39,482	39,482	33,036
	487,653	475,024	468,578
Less accumulated depreciation	(478,964)	(465,305)	(462,734)
Property and equipment, net	$8,689	$9,719	$5,844

Depreciation expense for the three months ended March 31, 2-22 and for the years ended December 31, 2021 and 2020 was $1,030, $2,571 and $2,004, respectively. At March 31, 2022, December 31, 2021 and 2020, the Company had $440,628 of fully depreciated property and equipment that is still in use.

Note 5 – Investments

MIFTEC

On August 3, 2018, the Company closed an agreement by and among, MIFTEC Laboratories, Inc. (“MIFTEC”), a licensee of Magneto-Inertial Fusion Technologies, Inc., (“MIFTI”), and the Company. MIFTEC is a licensee of MIFTI radionuclide technology. MIFTEC will engage the Company to manufacture equipment pursuant to MIFTEC’s specifications and designs and have the Company as a sales representative for the manufactured equipment. The Company will be the exclusive manufacturer and supplier to MIFTEC of equipment in North America and Asia. In addition, the Company received a 10% ownership interest in MIFTEC. The consideration for the exclusive manufacturing rights and a 10% ownership interest in MIFTEC was $500,000 and 300,000 shares of the Company’s common stock valued at $594,000. The fair value was determined based on the Company’s stock price on August 3, 2018. The Company recorded the value of the 10% interest in MIFTEC at $10,000 and recorded $1,084,000 as the acquisition of manufacturing and supply rights in the accompanying consolidated statement of operations during the year ended December 31, 2018. The Company evaluated this investment for impairment and determined that an impairment of $9,000 was necessary during the year ended December 31, 2019. The carrying value of this investment at March 31, 2022, December 31, 2021 and 2020 was $1,000, $1,000, and $1,000, respectively.

MIFTI

In April 2019, the Company also entered into a Cooperative Agreement with MIFTI whereby the Company acquired certain exclusive manufacturing and supply rights, including thermonuclear fusion-powered reactor for production of electricity per MIFTI designs in return for $500,000, of which $100,000 is payable upon signing, $200,000 within four months of the agreement and $200,000 within nine months of the agreement. The $500,000 is an option to buy a 10% interest in MIFTI for $2,700,000, if completed with 24 months of the agreement date. If the options expires, MIFTI shall issue the Company 500,000 shares of common stock and rescind all other exclusive rights contained in the agreement. The option was rescinded and the Company received 500,000 shares of MIFTI common stock which represents an ownership of approximately 0.56% for its $500,000 investment. The Company evaluated this investment for impairment and determined that an impairment of $499,000 was necessary during the year ended December 31, 2019. The carrying value of this investment at March 31, 2022, December 31, 2021 and 2020 was $1,000, $1,000, and $1,000, respectively.

Grapheton

On February 5, 2020, the Company entered into a Stock Purchase Agreement (“SPA”) with Grapheton, Inc., a California corporation (“Grapheton”). The transaction was closed on March 12, 2020. Grapheton is a start-up company that focuses on building energy storage devises, known as supercapacitors, from a new material system. The technology utilized by Grapheton has been proven to provide a compelling advantage in microelectrode arrays with superior electrical and electrochemical properties.

Pursuant to the terms of the SPA, the Corporation will acquire a total of 2,552 shares of Grapheton’s common stock over a two year period. At closing, the Company was issued at total of 1,452 shares of Grapheton’s common stock for $235,000 and 858,896 shares of the Company’s common stock valued at $601,227.

In connection with the SPA, during the second quarter of 2021 the Company received an additional 1,100 shares of Grapheton’s common stock in exchange for the Company’s issuing an additional 1,121,071 shares of common stock valued at $633,405. In addition, Grapheton fulfilled its requirements under the earn out provision and the Company is obligated to make the first earn out payment of $192,500. This amount is recorded as accrued expense in the accompanying consolidated balance sheet.

An additional “true up” issuance of the Company’s common stock to Grapheton may be made on the second anniversary of the closing of the SPA, based on the valuation of the Company’s common stock on that date by a third-party valuator.

The Company currently owns 35.8% of Grapheton and accounts for its investment in Grapheton using the equity method of accounting is accordance with ASC 323.

Information regarding Grapheton as of and for the three months ended March 31, 2022 is below:

Current assets	$55,801
Total assets	64.156
Current liabilities	3,017
Total liabilities	-
Total stockholders’ equity	$61,140

Revenue	$-
Operating expenses	(57,689)
Other expenses	-
Net loss	$57,689

Information regarding Grapheton as of and for the year ended December 31, 2021 is below:

Current assets	$110,472
Total assets	117,288
Current liabilities	11,052
Total liabilities	11,052
Total stockholders’ equity	$106,236

Revenue	$5,000
Operating expenses	(59,811)
Other expenses	-
Net loss	$58,893

The Company evaluated this investment and recorded a loss attributed to equity investment of $835,462 during the year ended December 31, 2021. The carrying value of this investment at December 31, 2021 was $10,059.

Note 6 – Notes Payable

In connection with the acquisition of assets from ECC the Company issued a note payable to the owner of ECC. The note accrued interest at 5% per annum, requires quarterly principal and interest payments of $4,518 and is due on April 15, 2021. At March 31, 2022, December 31, 2021, and 2020, the amount outstanding under this note payable was $20,619, $48,541. and 9,818, respectively.  The Company was in default on payment of the note payable as of December 31, 2021. The Company has communicated with the debt holder, and the amount is considered payable on demand as of March 31, 2022.

In June 2020 the Company received a loan under the Paycheck Protection Program of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act for $107,587. The loan has terms of 24 months and accrues interest at 1% per annum. In February of 2021, the Company received two additional loans totaling $221,431 under the Paycheck Protection Program of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act. As of December 31, 2021, The Company has had these loans forgiven in the amount of $329,018 as provided by the CARES Act.

On December 26, 2020, a line of credit held by the company had matured, and based on the terms of the line of credit agreement was converted to a note payable upon demand. As of the date of the conversion, the amount owed by the Company was $43,269.

Future maturities of notes payable as of March 31, 2022 are as follows:

Years Ending December 31,
2021	$20,619
2022	-
2023	-
2024	-
2025	-
Thereafter	-
$20,619

Future maturities of notes payable as of December 31, 2021 are as follows:

Years Ending December 31,
2021	$48,541
2022	-
2023	-
2024	-
2025	-
Thereafter	-
$48,541

Note 7 – Note Payable to Shareholder

Robert Goldstein, the CEO and majority shareholder, has loaned funds to the Company from time to time to cover general operating expenses. These loans are evidenced by unsecured, non-interest-bearing notes due on December 31, 2022.  During the year ended December 31, 2020, the Company’s majority shareholder paid expenses on behalf of the Company of $40,000, loaned an additional $520,600 to the Company and was repaid $616,801. During the year ended December 31, 2021, the Company’s majority shareholder paid expenses on behalf of the Company of $87,410 and loaned an additional $45,000 to the Company. During the three months ended March 31, 2022, the Company’s majority shareholder paid expenses on behalf of the Company of $0 and loaned an additional $179,000 to the Company. The amounts due to Mr. Goldstein are $755,260, $576,260 and $443,850 as of March 31, 2022 and December 31, 2021 and 2020, respectively.

Note 8 – Line of Credit

As of March 31, 2022, the Company had four lines of credit with a maximum borrowing amount of $400,000 with interest ranging from 5.5% to 11.5%. As of March 31, 2022, December 31, 2021 and 2020, the amounts outstanding under these lines of credit were $305,427, $285,474 and $209,143, respectively.

Note 9 – Leases

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate which is based on the interest rate of similar debt outstanding.

The Company leases its current facilities from Gold Team Inc., a company owned by the Company’s CEO, which owns both the Canoga Park, CA and Milford, Ohio locations. The leases expired on April 30, 2020 and the Company exercised its renewal option for an additional 12 months. The new lease is not more than 12 months; therefore, the disclosures under ASC 842 are not required. Future minimum lease payments under this agreement for the twelve months ending December 31, 2022 is $98,000. Effective January 1, 2019, the Company adopted the provision of ASC 842 Leases.

The table below presents the lease related assets and liabilities recorded on the Company’s consolidated balance sheets as of December 31, 2021 and 2020:

	Classification on Balance Sheet	2021	2020
Assets
Operating lease assets	Operating lease right of use assets	$-	$55,079
Total lease assets		$-	$55,079

Liabilities
Current liabilities
Operating lease liability	Current operating lease liability	$-	$55,079
Noncurrent liabilities
Operating lease liability	Long-term operating lease liability	-	55,079
Total lease liability		$-	$55,079

Lease obligations at December 31, 2021 consisted of the following:

Years Ending December 31, 2021
Total payments	$-
Amount representing interest	-
Lease obligation, net	-
Less lease obligation, current portion	-
Lease obligation, long-term portion	-
$-

The lease expense for the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020 was $42,000, $168,000 and $168,000, respectively. The cash paid under operating leases during the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020 was $0, $42,000, and $168,000, respectively. At December 31, 2021, $126,000 was accrued and is shown on the balance sheet as accounts payable- related party. At December 31, 2021, the weighted average remaining lease terms were 0.3 years and the weighted average discount rate was 8%

Note 10 – Shareholders’ Equity

Common stock

During the three months ended March 31, 2022, the Company issued:

●	75,000 shares of common stock to consultants for services rendered valued at $22,500. The fair value was determined based on the Company’s stock price on the grant date.

During the year ended December 31, 2021, the Company issued:

●	1,252,300 shares of common stock to consultants for services rendered valued at $737,388. The fair value was determined based on the Company’s stock price on the grant date. Pursuant to ASC 718 the company has allocated a portion of stock-based compensation to prepaid expenses until the services are provided to the Company. The amount allocated to prepaid expense at December 31, 2021 is $40,026.

●	1,121,071 shares of common stock for an investment in Grapheton valued at $633,405. The fair value was determined based on the Company’s stock price on the grant date.

●	250,000 shares of common stock for cash proceeds of $100,000

During the year ended December 31, 2020, the Company issued:

●	1,606,111 shares of common stock to consultants for services rendered valued at $1,005,656. The fair value was determined based on the Company’s stock price on the grant date;

●	3,192,466 shares of common stock for convertible notes and accrued interest of $500,000 and $32,812, respectively; and

●	858,896 shares of common stock for an investment in Grapheton valued at $601,227. The fair value was determined based on the Company’s stock price on the grant date.

Warrants

The following table summarizes the activity related to warrants:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Warrants	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, December 31, 2020	333,333	$0.40	1.50	$-
Granted	-
Forfeited	-
Exercised	-
Outstanding, December 31, 2021	333,333	$0.36	0.90	$-
Granted	-
Forfeited	-
Exercised	-
Outstanding, March 31, 2022	333,333	$0.30	0.65	$6,667
Exercisable, March 31, 2022	333,333	$0.30	0.65	$6,667

The above warrants contain a down round provision that requires the exercise price to be adjusted if the Company sells shares of common stock below the current exercise price. During the twelve months ended December 31, 2021,  the Company issued shares of common stock for $0.36 therefore, the exercise price of these warrants was adjusted from $1.50 to $0.36.  The change in fair value between the value of the warrants using the new exercise price versus the old exercise price was calculated to be $52,861. This amount is recorded as a deemed dividend in the accompanying consolidated financial statements during the year ended December 31, 2021.

The above warrants also contains a down round provision that requires the exercise price to be adjusted if the Company sells shares of common stock below the current exercise price. During the three months ended March 31, 2022, the Company issued shares of common stock for $0.30 therefore, the exercise price of these warrants was adjusted from $0.36 to $0.30. The change in fair value between the value of the warrants using the new exercise price versus the old exercise price was calculated to be $9,950. This amount is recorded as a deemed dividend in the accompanying consolidated financial statements during the three months ended March 31, 2022

The following table summarizes information about options outstanding and exercisable as of March 31, 2022

Outstanding and Exercisable
Number of Warrants	Exercise Price
333,333	$0.36
333,333

Note 11 – Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company has two reportable segments: Optron and Overhoff. Optron is located in Canoga Park, California and Overhoff is located in Milford, Ohio. The assets and operations of the Company’s recent acquisition of the assets of Electronic Control Concepts are included with Overhoff in the table below. The assets and operations of the Company’s newest subsidiary, Cali From Above are included with Optron in the table below.

The following tables summarize the Company’s segment information for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020
Sales
Optron	$482,582	$554,890
Overhoff	1,655,025	1,198,086
Corporate	-	-
	$2,137,607	$1,752,976

Gross profit
Optron	$101,447	$124,673
Overhoff	1,275,205	349,834
Corporate	-	-
	$1,376,652	$474,507

Income (loss) from operations
Optron	$(799,837)	$(684,097)
Overhoff	264,763	(86,862)
Corporate	(1,757,739)	(1,313,087)
	$(1,876,684)	$(2,084,046)

Interest Expenses
Optron	$10,076	$15,615
Overhoff	-	-
Corporate	925	30,245
	$11,001	$45,860

Net income (loss)
Optron	$(799,837)	$(675,712)
Overhoff	520,939	(122,862)
Corporate	(1,757,739)	(2,739,529)
	$(1,876,684)	$(3,538,103)

	As of December 31,
	2021	2020
Total Assets
Optron	$1,027,669	$1,084,440
Overhoff	1,754,485	1,320,197
Corporate	69,032	50,271
	$2,851,186	$2,454,908

Goodwill
Optron	$-	$-
Overhoff	570,176	570,176
Corporate	-	-
	$570,176	$570,176

The following tables summarize the Company’s segment information for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Sales
Optron	$56,994	$22,816
Overhoff	282,521	395,008
Corporate	-	-
	$339,515	$417,824

Gross profit
Optron	$44,082	$13,424
Overhoff	183,195	187,748
Corporate	-	-
	$227,277	$201,172

Income (loss) from operations
Optron	$(218,838)	$(194,493)
Overhoff	(306,356)	(22,655)
Corporate	(121,036)	(441,831)
	$(646,226)	$(658,979)

Interest Expenses
Optron	$2,445	$2,823
Overhoff	972	-
Corporate	-	-
	$3,417	$2,823

Net income (loss)
Optron	$(215,283)	$(191,316)
Overhoff	(316,324)	(28,655)
Corporate	(118,036)	(443,590)
	$(649,643)	$(663,561)

	As of March 31,	As of December 31,
Total Assets	2022	2021
Optron	$1,056,154	$1,027,669
Overhoff	1,403,675	1,754,485
Corporate	29,040	69,032
	$2,	$2,851,186

Goodwill
Optron	$-	$-
Overhoff	570,176	570,176
Corporate	-	-
	$570,176	$570,176

Note 12  - Geographical Sales

The geographical distribution of the Company’s sales for the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020 is as follows:

	Three Months Ended March 31,	Years Ended December 31,
	2022	2021	2020
Geographical sales
North America	$305,490	$1,522,412	$1,348,228
Asia	14,403	473,157	349,499
South America	15,501	4,932	-
Other	4,121	137,106	55,249
	$339,515	$2,137,607	$1,752,976

Note 13 – Income Taxes

At December 31, 2021 and 2020, the significant components of the deferred tax assets are summarized below:

	2021	2020

Approximate net operating loss carry forwards	$10,605,000	$8,724,000

Deferred tax assets:
Federal net operating loss	$2,226,947	$1,832,139
State net operating loss	723,270	591,976
Tax credit	49,740	49,740
Goodwill	(148,373)	(148,373)
Total deferred tax assets	2,226,947	2,325,482
Less valuation allowance	(2,226,947)	(2,325,482)
	$-	$-

The valuation allowance increased by $526,103 and $590,433 in 2021 and 2020 due to the Company generating additional net operating losses. The Company’s remaining tax credit carryforwards of $49,740 begin to expire in 2027 and its net operating loss carryforward of approximately $10,605,000 begin to expire in 2028.

Income tax expense reflected in the consolidated statements of income consist of the following for 2021 and 2020:

	2021	2020
Current
Federal	$-	$-
State	-	-
	-	-
Deferred
Federal	-	-
State	-	-
	-	-
Income tax expense	$-	$-

The reconciliation of the effective income tax rate to the federal statutory rate for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020

Federal income tax rate	21.0%	21.0%
State tax, net of federal benefit	6.0%	6.0%
Net operating losses	-16.7%	-16.7%
Permanent differences	-10.6%	-10.6%
Amortization of goodwill	0.3%	0.3%
Effective income tax rate	0.0%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2015.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors.

Future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change significantly within the next twelve months. The Company will continue to classify income tax penalties and interest as part of general and administrative expense in its consolidated statements of operations. There were no interest or penalties accrued as of December 31, 2021 and 2020.

Note 14 – Related Party Transactions

The Company leases its current facilities from Gold Team Inc., a company owned by the Company’s CEO, which owns both the Canoga Park, CA and Milford, Ohio locations. Rent expense for the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020 were $42,000, $168,000, and $168,000, respectively. As of March 31, 2022, December 31, 2021, and 2020, payable to Gold Team Inc. in connection with the above leases amount to $210,000, $126,000,  and $0, respectively. (See Note 9 ).

During the year ended, December 31, 2021, the company issued 242,823 shares of common stock to Richard Landry in connection with the consulting services agreement entered by and between US Nuclear Corp and Richard Landry. As of December 31, 2021, the company has accrued accounting fees owed to Rachel Boulds, the Company’s previous Chief Financial Officer, in the amount of $2,500 for fourth quarter services performed.

In addition, as of March 31, 2022, December 31, 2021 and 2020, the Company had accrued compensation payable to its majority shareholder of $475,000, $450,000, and $350,000, respectively.

Also see Note 10.

Note 15 - Concentrations

One customer accounted for 45.8% of the Company’s sales for the three months ended March 31, 2022 and one customer accounted for 61.4% of the Company’s sales for the three months ended March 31, 2021.

No vendors accounted for more than 10% of the Company’s purchases for the three months ended March 31, 2022 and 2021.

Two customers accounted for more than 10% of the Company sales for the year ended December 31, 2021, 30.7% and 15.2%, respectively. and at December 31, 2021 two customers accounted for more than 10% of the accounts receivable balance, 23.9% and 15%, respectively. One customer accounted for 46.9% of the Company sales for the year ended December 31, 2020 and at December 31, 2020 one customer accounted for 75.2% of the accounts receivable balance.

No vendors accounted for more than 10% of the Company’s purchases for the years ended December 31, 2021 and 2020.

Note 16 – Subsequent Events

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855, from the balance sheet date through the date the financial statements were available to be issued and has determined that no material subsequent events exist other than the following:

●	Subsequent to December 31, 2021, the Company issued 75,000 shares of common stock for consulting services.

On May 5, 2022, the Company issued a note payable to a third party in the principal sum of $750,000, in exchange for consideration of $675,000. The note will be receiving interest of 5% per year, with the maturity date being 12 months from the issue date. Any amounts that are unpaid principal will continue to have interest of no less than 16% as default rate. The note is convertible at a price of $0.20 per share, subject to adjustment as needed. In addition to this issuance, the company issued 625,000 shares of common stock and warrants to purchase up to an additional 1,500,000 shares of common stock, exercisable at $0.75 per share, with an exercise period of three years from the date of issuance.

Subsequent to March 31, 2022, the Company issued 240,000 shares of common stock for investor relation services.

Subsequent to March 31, 2022, the Company issued 120,805 shares of common stock for broker services.

On June 30, 2022, Rachel Boulds, Chief Financial Officer, resigned her position with the Company. Richard Landry was appointed as Chief Financial Officer of the Company on the same day as Ms. Bould’s resignation, with the same salary he has received as Chief Operating Officer.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by us.  All amounts are estimated except the Securities and Exchange Commission registration fee, Accountant’s fees and expenses, the Legal fee and expenses, and Transfer Agent’s fees and expenses.

Amount
Securities and Exchange Commission registration fee	$424.23
Accountants’ fees and expenses	10,000.00
Legal fees and expenses	15,000.00
Transfer Agent’s fees and expenses	1,000.00
Edgar Agent fees and expenses	2,000.00
Total expenses	$28,424.23

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (referred to as the “DGCL”) provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

●	for any breach of the director’s duty of loyalty to our company or our stockholders;

●	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

●	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

●	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On February 17, 2022, the Company issued 75,000 shares of common stock to Prashant Mehta in a private securities purchase exempt from registration under Section 4(a)(2) of the Securities Act.

On May 6, 2022, the Company entered into a Stock Purchase Agreement, Promissory Note, Warrant, and Registration Rights Agreement with Mast Hill, which resulted in the issuance of 625,000 shares of common stock to Mast Hill in exchange for other consideration. The Mast Hill Transaction resulted in $611,000 being provided to the Company to expand its operations. The Mast Hill Transaction was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On May 11, 2022, the Company issued 120,805 shares of common stock to Carter Terry & Co. in a private securities purchase exempt from registration under Section 4(a)(2) of the Securities Act.

On May 20, 2022, the Company issued 40,000 shares of common stock to Richard Cavalli in a private securities purchase exempt from registration under Section 4(a)(2) of the Securities Act.

On May 20, 2022, the Company issued 200,000 shares of common stock to Howard Isaacs in a private securities purchase exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any Preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Exhibits.

			Incorporated by reference
Exhibit	Exhibit Description	Filed herewith	Form	Period ending	Exhibit	Filing date
3.1	Certificate of Incorporation		10		3.1	02/14/2012
3.2	By-Laws		10		3.2	02/14/2012
3.3	Amendment to Certificate of Incorporation		8-K		3.3	05/29/2012
4.1	Specimen Stock Certificate		10		4.1	02/14/2012
5.1	Opinion re: Legality	X
10.1	Robert I. Goldstein Employment Agreement		10-Q		10.1	11/11/2014
10.2	Forgiveness of Debt and Conversion Agreement		10-Q		10.2	11/11/2014
23.1	Consent of Counsel (Included as part of Exhibit 5.1)	X
23.2	Consent of Independent Auditor	X
107	Filing Fee Table	X
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File––the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 19th day of July, 2022.

Date: July 19, 2022	US Nuclear Corp

	By:	/s/ Robert Goldstein
President, Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)

	By:	/s/ Richard Landry
Chief Financial Officer (Principal Financial and Accounting Officer)